Encana Corporation

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

ANNUAL MEETING/CALGARY, ALBERTA/APRIL 25, 2012

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL MEETING OF SHAREHOLDERS (THE “MEETING”)

WHEN

Wednesday, April 25, 2012

2:00 p.m. (Calgary time)

WHERE

Calgary TELUS Convention Centre

Macleod Hall, Lower Level, South Building

120 - 9 Avenue S.E.

Calgary, Alberta, Canada

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.	to receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2011;
2.	to elect directors;
3.	to appoint the auditor for the ensuing year and authorize the directors to fix their remuneration;
4.	to hold a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in the accompanying Information Circular; and
5.	to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation (“Common Shares”) as at the close of business on March 6, 2012.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our registrar and transfer agent, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., 600 The Dome Tower, 333 – 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, Phoenix Advisory Partners (“Phoenix”), toll free in North America at 1-800-926-4985 or by email at inquiries@phoenixadvisorypartners.com.

IDENTIFICATION, ENTRY AND WEBCAST

Shareholders, duly appointed proxyholders and registered guests will be requested to present government-issued or other appropriate identification prior to being permitted to enter the Meeting.

Persons who are not shareholders or duly appointed proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@encana.com or by mail to Investor Relations at 1800, 855 – 2 Street S.W., Calgary, Alberta, T2P 2S5.

Only shareholders and duly appointed proxyholders are entitled to vote and participate in the business of the Meeting.

The Corporation’s authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the Meeting.

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation,

Jeffrey G. Paulson

Vice-President, Associate General Counsel

& Corporate Secretary

Calgary, Alberta

March 7, 2012

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ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Meeting and any adjournment or postponement thereof. In this document, “we”, “us”, “our”, “company”, “Corporation” and “Encana” refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana.

We have retained Phoenix to solicit proxies for us in Canada and the United States at a fee of approximately C$30,000, plus out-of-pocket expenses. All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please call Phoenix at 1-800-926-4985 (North American toll-free) or by email at inquiries@phoenixadvisorypartners.com.

Unless otherwise stated, the information contained in this Information Circular is given as at February 28, 2012 and all dollar amounts are expressed in Canadian dollars (“C$”), except for the dollar amounts contained in the “Director Compensation” and “Statement of Executive Compensation” sections, which are expressed in United States dollars (“US$” or “U.S. dollars”), and except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.	by mail;
2.	by fax;
3.	by telephone;
4.	on the Internet; or
5.	by appointing another person to attend the Meeting and vote your Common Shares for you (“proxyholder”).

You may authorize the directors of Encana who are named on the proxy form to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CIBC Mellon Trust Company1 (“CIBC Mellon”), or other agents we appoint, must receive your completed proxy form by 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

Registered Shareholders

You are a Registered Shareholder if your Common Shares are registered in your name and you have a physical (paper) share certificate.

[1]	Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company.

Non-Registered (or Beneficial) Shareholders

You are a Non-Registered (or Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your “Intermediary”). Non-Registered (or Beneficial) Shareholders do not ordinarily have a physical (paper) share certificate representing their Common Shares. Most shareholders are Non-Registered (or Beneficial) Shareholders and for most of you, your voting instruction form tells you whether you are a Non-Registered (or Beneficial) Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered (or Beneficial) Shareholder, please contact CIBC Mellon:

CIBC MELLON TRUST COMPANY

c/o Canadian Stock Transfer Company Inc.

600 The Dome Tower

333 - 7 Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

TELEPHONE	FAX

1-866-580-7145 (toll-free in North America)	1-514-985-8843

1-416-682-3863 (from outside North America)	INTERNET

www.canstockta.com

MATTERS TO BE VOTED ON

At the Meeting, shareholders will vote on:

•	the election of directors;

•	the appointment of the auditor and the authorization of the directors to fix their remuneration; and

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in this Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

A.	IN PERSON

•	You do not need to complete or return your proxy form.

•	Prior to the Meeting, register with CIBC Mellon at one of the registration stations.

B.	BY PROXY

1.	By mail

•	Complete, sign and date your proxy form and return it in the envelope provided.

•	Please see “Completing the Proxy Form - Registered Shareholders” for more information.

2.	By fax

•	Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside North America).

•	Please see “Completing the Proxy Form - Registered Shareholders” for more information.

3.	By telephone

•	Call 1-866-243-5096 (toll free in North America) or 1-416-682-3863 (outside North America) from a touch-tone phone and follow the voice instructions.

•	You will need your 12-digit control number which is noted on the back side of your proxy form.

If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.	On the Internet

•	Go to www.proxypush.ca/eca and follow the instructions on screen.

•	You will need your 12-digit control number which is noted on the back side of your proxy form.

5.	By appointing another person as proxyholder to go to the Meeting and vote your Common Shares for you

•	The proxyholder does not have to be a shareholder.

•	Write the name of the person you are appointing as proxyholder in the space provided on your proxy form. Sign and date the proxy form and return it in the envelope provided.

•	Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

•	At the Meeting, your proxyholder should register with CIBC Mellon at one of the registration stations.

Completing the Proxy Form – Registered Shareholders

You can choose to vote “For” or “Withhold Vote” from:

•	the election of the persons nominated for election as directors; and

•	the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration.

You can choose to vote “For” or “Against”:

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation as described in this Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received by 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form, you authorize appointees David P. O’Brien and Randall K. Eresman, who are directors of Encana, to act as your proxyholders and to vote for or against or withhold from voting in accordance with your instructions your Common Shares on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast as follows:

•	FOR the election of the persons nominated for election as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor and the authorization of the directors to fix their remuneration; and

•	FOR the approval, on an advisory and non-binding basis, of the Corporation’s approach to executive compensation as described in this Information Circular.

Your proxyholder will vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters identified in this Information Circular or that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are appointing someone else to vote your Common Shares for you at the Meeting, write the name of the person voting for you in the space provided. If you are completing your proxy on the Internet, follow the instructions on the website on how to appoint a proxyholder. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you (or your authorized attorney) must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact Phoenix at 1-800-926-4985 (toll-free in North America) or by email at inquiries@phoenixadvisorypartners.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy by:

•

completing a proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CIBC Mellon so that it is received before 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

•

voting again by telephone or on the Internet before 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

•	voting in person at the Meeting provided you have previously sent or given a notice of revocation in writing as set out below;

•

sending a notice of revocation in writing from you or your authorized attorney to CIBC Mellon so that it is received before the close of business (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•

giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.	IN PERSON

•

We do not have access to the names or holdings of our Non-Registered (or Beneficial) Shareholders. That means to have your Common Shares voted in person at the Meeting, you have to appoint a proxyholder. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person in the space provided on the voting instruction form, which you received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received in sufficient time (at least one business day prior to April 23, 2012) to allow your voting instructions to be received by CIBC Mellon by 2:00 p.m. (Calgary time) on April 23, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

•	Prior to the Meeting, proxyholders should register with CIBC Mellon at one of the registration stations.

B.	BY PROXY

•	Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•

In most cases, you will receive a voting instruction form from your Intermediary that allows you to provide your voting instructions by telephone, Internet or mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

•	Alternatively, you may receive a proxy form from your Intermediary which:

-	is to be completed and returned, as directed in the instructions provided; or

-	has been pre-authorized by your Intermediary indicating the number of Common Shares to be voted, which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

Changing Your Vote – Non-Registered (or Beneficial) Shareholders

You may change your voting instructions given to an Intermediary by notifying such Intermediary in accordance with the Intermediary’s instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 6, 2012 on all matters proposed to come before the Meeting. As of February 28, 2012, there were approximately 736,327,987 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of Encana to make sure that the votes of individual shareholders are confidential. CIBC Mellon refers proxy forms to Encana only when:

•	it is clear that a shareholder wants to communicate with management;

•	the validity of the proxy is in question; or

•	the law requires it.

As at February 28, 2012, to the knowledge of the directors and officers of Encana, no person or company beneficially owned or controlled or directed, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares.

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2011 and the Auditor’s Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditor’s Report thereon and Management’s Discussion and Analysis are contained in the 2011 Annual Report, which is mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it. The 2011 Annual Report can also be found on our website www.encana.com.

ELECTION OF DIRECTORS

Encana’s Articles of Incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 11 directors; however, in accordance with the Board of Directors’ resolution regarding the establishment of retirement age for directors approved December 13, 2006, persons who have attained the age of 71 shall not stand for re-election. In accordance with the foregoing, Mr. Barry W. Harrison, having reached age 71, will not be standing for re-election. The board of directors of Encana (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at 10. At the Meeting, shareholders will be asked to elect as directors the 10 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 20, 2011 for a term expiring upon the close of next annual meeting of shareholders.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance (“NCG”) Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving any resignation. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Nominees for Election

The following tables provide the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2011, the year in which each became a director of Encana or a predecessor company of Encana, their present occupations, brief biographies and areas of expertise of such persons, and the number and market value of Encana Common Shares and deferred share units (“DSUs”) held directly, indirectly, controlled or directed by each nominee as at February 28, 2012 and February 28, 2011.

Peter A. Dea
Denver, Colorado, USA Age: 58 Director since: 2010 Independent

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006 he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A. (a public oil and gas company).

	Areas of expertise	Education
	• Energy, oil and natural gas • Energy policy • Higher education	• Bachelor of Arts in Geology (Western State College) • Masters of Science in Geology • (University of Montana) • Harvard Business School, Advanced Management Program
Mr. Dea brings 30 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Western Gas Resources, Inc.	• Director, Denver Museum of Nature and Science • Director, Alliance for Choice in Education • Director, Western Energy Alliance
Awards and Accomplishments
• Named “Wildcatter of the Year” for 2010 by the Independent Petroleum Association of Mountain States • Rocky Mountain Oil & Gas Hall of Fame inductee in 2009 • Certified Professional Geologist

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	135	30,880 $617,909	$620,610	30,000 shares/DSUs ($600,300)
Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2011	135	20,200	$642,179
Reserves	3 of 3	100%

Randall K. Eresman
Calgary, Alberta, Canada Age: 53 Director since: 2006 Not Independent

Mr. Eresman has been Encana’s President & Chief Executive Officer since January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the Corporation’s Onshore North America Division and, in December 2002, he was appointed Encana’s Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President, AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999.

	Areas of expertise	Education
	• Energy, oil and natural gas	• Technical Education (Northern Alberta Institute of Technology) • Bachelor of Science in Petroleum Engineering (University of Wyoming)
Mr. Eresman brings extensive oil and natural gas and international business experience to Encana’s Board of Directors.	Awards and Accomplishments	Non-profit sector affiliations
	• Professional Engineer	• Member, Canadian Council of Chief Executives • Member, America’s National Gas Alliance (ANGA) • Member, National Petroleum Council • Member, The Petroleum Society

2011 Board	2011 Overall attendance(6)		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1,7)	DSUs (# and Market or Payout Value)(2,3,7)	Total Market Value of Common Shares/DSUs (1, 2,[4],7,8)
Board	8 of 8	100%	2012	143,984	238,084 $4,764,061	$7,645,181	30,000 shares/DSUs ($600,300)
			2011	90,959	214,748	$9,654,227

Claire S. Farley
Houston, Texas, USA Age: 53 Director since: 2008 Independent

Ms. Farley is a Managing Director in Kohlberg Kravis Roberts & Co.’s (a public global investment firm) Energy and Infrastructure group as of November 2011. Prior to joining Kohlberg Kravis Roberts & Co., Ms. Farley co-founded RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010. She is also a director of FMC Technologies, Inc. (a public global oil and gas equipment and service company with a market capitalization of approximately US$12 billion). She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).

Ms. Farley brings 31 years of oil and gas exploration, development and advisory experience to Encana’s Board of Directors.	Areas of expertise	Education
	• Oil and gas exploration and production operations • Oil and gas investing • Oil and gas mergers, acquisitions and divestitures	• Bachelor of Science in Geology (Emory University)
Past five years of public company directorships
• FMC Technologies, Inc.

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	7 of 8	88%	2012	0	52,231 $1,045,142	$1,045,142	30,000 shares/DSUs ($600,300)
Corporate Responsibility, Environment, Health and Safety	2 of 3	67%	2011	0	40,856	$1,290,232
Nominating and Corporate Governance	4 of 5	80%
Reserves – Chair	3 of 3	100%

Fred J. Fowler
Houston, Texas, USA Age: 65 Director since: 2010 Independent

Mr. Fowler is a Corporate Director. He has been Chairman of Spectra Energy Partners, LP (a public entity with a market capitalization of approximately US$3.1 billion) since October 2008. He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company with a market capitalization in 2008 of approximately US$16.2 billion) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public oil and gas company with a market capitalization in 2006 of approximately US$36 billion), including President and Chief Operating Officer from November 2002 to April 2006.

	Areas of expertise	Education
	• Energy, oil and natural gas, natural gas liquids • Natural gas processing and transportation • Corporate governance	• Bachelor of Finance (Oklahoma State University)
Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana’s Board of Directors.	Past five years of public company directorships • Spectra Energy Corp. • Spectra Energy Partners, LP • DCP Midstream Partners, LP • PG&E Corporation (effective March 1, 2012)

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	2,000	30,948 $619,269	$659,289	30,000 shares/DSUs ($600,300)
Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2011	1,000	20,266	$671,580
Human Resources and Compensation	4 of 4	100%

Suzanne P. Nimocks
Houston, Texas, USA Age: 52 Director since: 2010 Independent

Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies, Inc. (a public international contract drilling services company with a market capitalization of approximately US$4.5 billion) and also a director of ArcelorMittal (world’s largest public steel company). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

	Areas of expertise	Education
	• International energy business • Strategy • Risk Management	• Bachelor of Arts in Economics (Cum Laude) (Tufts University) • Masters in Business Administration (Harvard Graduate School of Business)
Ms Nimocks brings strategy and risk management expertise in the energy industry to Encana’s Board of Directors.	Past five years of public company directorships • Rowan Companies, Inc. • ArcelorMittal	Non-profit sector affiliations • Director, Houston Zoo Inc.

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	0	30,948 $619,269	$619,269	30,000 shares/DSUs ($600,300)
Audit	5 of 5	100%	2011	0	20,266	$640,000
Human Resources and Compensation	4 of 4	100%

David P. O’Brien, O.C.
Calgary, Alberta, Canada Age: 70 Director since: 1990 Independent

Mr. O’Brien is Chairman of the Board of Encana and Chairman of the Board of Royal Bank of Canada (Canada’s largest bank as measured by assets and market capitalization). He is a director of Molson Coors Brewing Company (a global brewing company with market capitalization of approximately US$6.8 billion), TransCanada Corporation, (a pipeline and energy services company with a market capitalization of approximately C$30.9 billion) and Enerplus Corporation (a public energy company with an estimated market capitalization of approximately US$4.3 billion). He is also a director of other private energy-related companies. He was Chairman since 1990 and Interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. He was Chairman, President & Chief Executive Officer of Canadian Pacific Limited (energy, hotels and transportation) from May 1996 to October 2001.

	Areas of expertise	Education
	• Energy, oil and natural gas • Financial services • International business and law	• Bachelor of Civil Law (McGill University) • Bachelor of Arts (Honours) in Economics (Loyola College)
Mr. O’Brien brings a wealth of energy industry knowledge, business acumen and governance expertise to his role as Chairman of Encana’s Board of Directors.	Past five years of public company directorships
• Enerplus Corporation • Focus Energy Trust • Molson Coors Brewing Company • Royal Bank of Canada • TransCanada Corporation
Awards and Accomplishments

•    Officer, Order of Canada

•    Honourary Doctorate of Civil Law (Bishops University)

•    Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal University)

•    Honourary Doctorate of Laws (University of Calgary)

2011 Board/Committee membership	2011 Overall attendance(9)		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	35,722	138,181 $2,765,002	$3,479,799	30,000 shares/DSUs ($600,300)
Nominating and Corporate Governance – Chair	5 of 5	100%	2011	35,722	120,732	$4,940,817

Jane L. Peverett
West Vancouver, British Columbia, Canada Age: 53 Director since: 2003 Independent

Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company with a market capitalization of approximately US$1.2 billion), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

	Areas of expertise	Education
	• Energy, oil and natural gas • Financial services • Utilities	• Bachelor of Commerce (McMaster University) • Master of Business Administration (Queen’s University) • Certified Management Accountant • Institute of Corporate Directors, Director Education Program
Ms. Peverett brings experience as CEO of both gas and electric utilities to her role as a member of Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Canadian Imperial Bank of Commerce • Northwest Natural Gas Company	• Director, United Way of Vancouver
Awards and Accomplishments
• Canadian Security Analyst Certificate • Fellow, Certified Management Accountants

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	0	107,764 $2,156,358	$2,156,358	30,000 shares/DSUs ($600,300)
Audit – Chair	5 of 5	100%	2011	0	94,581	$2,986,868
Nominating and Corporate Governance	5 of 5	100%
Reserves	3 of 3	100%

Allan P. Sawin
Edmonton, Alberta, Canada Age: 56 Director since: 2007 Independent

Mr. Sawin is President of Bear Investments Inc. (a private investment company). From 1990 until its sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada). He is also a director of a number of private companies.

	Areas of expertise	Education
	• Energy, oil and natural gas • Finance and accounting • Business management	• Bachelor of Commerce (University of Alberta) • Chartered Accountant
Mr. Sawin brings financial management skills and energy industry knowledge to Encana’s Board of Directors.	Awards and Accomplishments	Non-profit sector affiliations
	• Fellow of the Chartered Accountants	• Director and Chairman, Edmonton Eskimo Football Club • Governor, Canadian Football League

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	7 of 8	88%	2012	10,054	71,427 $1,429,254	$1,630,435	30,000 shares/DSUs ($600,300)
Audit	5 of 5	100%	2011	10,054	57,189	$2,123,534
Human Resources and Compensation	4 of 4	100%

Bruce G. Waterman
Calgary, Alberta, Canada Age: 61 Director since: 2010 Independent

Mr. Waterman has been Executive Vice President and Chief Strategy Development & Investment Officer of Agrium Inc. (a public agricultural supply company with a market capitalization of approximately C$13.4 billion) since April 2011. From April 2000 through April 2011 he was Senior Vice President, Finance & Chief Financial Officer of Agrium Inc. He was Vice President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting.

	Areas of expertise	Education
	• Energy, oil and natural gas • Finance and accounting • Business Development	• Bachelor of Commerce (Honours) (Queen’s University) • Chartered Accountant
Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• OPTI Canada Inc.	• Cabinet Member, United Way of Calgary and Area and Co-Chair, General Oil and Gas Division • Selection Committee Member, Canada’s CFO of the Year™
Awards and Accomplishments
• Named Canada’s CFO of the Year™ in 2008 • Fellow of the Chartered Accountants

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	10,000	33,239 $665,112	$865,212	30,000 shares/DSUs ($600,300)
Audit	5 of 5	100%	2011	10,000	20,200	$953,716
Human Resources and Compensation	4 of 4	100%

Clayton H. Woitas
Calgary, Alberta, Canada Age: 62 Director since: 2008 Independent

Mr. Woitas is Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of NuVista Energy Ltd. (a public oil and gas company), Enerplus Corporation (a public energy company with an estimated market capitalization of approximately US$4.3 billion) and Gibson Energy Inc. (a public oil and gas midstream company). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).

	Areas of expertise	Education
	• Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	• Bachelor of Science in Civil Engineering (University of Alberta)
Mr. Woitas brings extensive experience in the areas of acquisitions and natural gas exploration and production to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• NuVista Energy Ltd. • Enerplus Corporation • Gibson Energy Inc.	• Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

2011 Board/Committee membership	2011 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 8	100%	2012	92,690	52,286 $1,046,243	$2,900,970	30,000 shares/DSUs ($600,300)
Corporate Responsibility, Environment, Health and Safety - Chair	3 of 3	100%	2011	80,000	40,909	$3,818,306
Reserves	3 of 3	100%

(1)	The information as to Common Shares has been furnished by each of the nominees as of February 28, 2012 and February 28, 2011.

(2)

The information as to the DSUs held by directors is as of February 28, 2012 and February 28, 2011. For more detailed information relating to the DSUs held by the directors, see “Director Compensation”.

(3)

“Market or Payout Value” represents the market or payout value of vested share-based awards not paid out or distributed in Canadian dollars and was determined by multiplying the number of DSUs held by each nominee as of February 28, 2012 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on that date (C$20.01), but in the case of Mr. Eresman only, excludes the value of unexercised options referenced in Note (7). The market value or payout value of vested share-based awards not paid out or distributed to Mr. Harrison, who will not be standing for re-election, is C$2,292,426 as of February 28, 2012.

(4)

The “Total Market Value of Common Shares/DSUs” is expressed in Canadian dollars and was determined by multiplying the number of Common Shares and DSUs held by each nominee as of February 28, 2012 in respect of 2012 and as of February 28, 2011 in respect of 2011 by the closing price of the Common Shares on the TSX on that date (C$20.01 and C$31.58 respectively), but in the case of Mr. Eresman only, excludes the value of unexercised options referenced in Note (7).

(5)

Encana’s share ownership guidelines for directors require each director, by the later of December 31, 2010 or within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Deferred Share Unit Plan for Directors of Encana Corporation. See “Director Compensation”. Dollar values indicate the value of the minimum number of Common Shares/DSUs in Canadian dollars as at February 28, 2012.

(6)	As an officer of Encana and a non-independent director, Mr. Eresman is not a member of any Board Committees.

(7)	See “Statement of Executive Compensation” for detailed information relating to Common Share option awards granted to Mr. Eresman as an officer of Encana.

(8)

A portion of the DSUs held by Mr. Eresman were granted on December 18, 2002 pursuant to an individual grant of DSUs under the Deferred Share Unit Plan for Employees (“DSU Plan”), which vested equally on April 17, 2003, 2004 and 2005. Another portion of the DSUs were issued under the DSU Plan upon the conversion of 50 percent of Mr. Eresman’s 2008 High Performance Results Award into DSUs. For more detailed information relating to the DSU Plan, see “Compensation Discussion and Analysis – Deferred Compensation Arrangements: Our DSU Plan”.

(9)

In addition to being a member of the NCG Committee, Mr. O’Brien is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. O’Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years in respect of Encana’s nominees for election as directors and corporations of which such persons served as directors, please see the section entitled “Directors and Officers” contained in our Annual Information Form dated February 23, 2012, which is incorporated by reference into this Information Circular.

As of February 28, 2012, the number of Common Shares held beneficially by Encana directors and executive officers and Common Shares held by employees under Encana’s savings plans, together with the total number of Common Shares under option, amount to approximately 36.6 million Common Shares, representing approximately five percent of the voting shares of Encana on a diluted basis. In addition, directors, executive officers and employees held 1,042,931 DSUs.

Encana’s management has no reason to believe that any of the above nominees will be unable to serve as a director, but in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

DIRECTOR COMPENSATION

All amounts reported in this section were paid to our directors in Canadian dollars. Unless otherwise noted, these amounts were converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$1.011 which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2011 to December 31, 2011 based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

The compensation provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of Encana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation.

During 2011, the fee structure for cash compensation for our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$30,330.00
Annual Retainer for Chairman of the Board (paid in quarterly installments)	$252,750.00
Committee Chair Fee (paid in quarterly installments)	$7,582.50
Audit Committee Chair Supplemental Fee* (paid in quarterly installments)	$7,582.50
Meeting Fee (for attendance in person or by telephone)	$1,516.50 for Board meetings $1,516.50 for Committee meetings

* Audit Committee Chair Supplemental Fee is in addition to Committee Chair Fee

For each meeting of the Board or a Committee, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

Our Chief Executive Officer (“CEO”), Mr. Eresman, received no compensation for serving as a director of Encana. No compensation was paid to our directors to prepare for Board or Committee meetings.

We have a Deferred Share Unit Plan for Directors of Encana (“Directors’ DSU Plan”). Since January 1, 2010, all of the directors, except our CEO, Mr. Eresman, receive an annual grant of 10,000 Deferred Share Units (“DSUs”) effective January 1 of each year. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board. Prior to the start of each year, our directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs vest once they are credited to the director’s DSU account and may only be redeemed after the director ceases to be a director of Encana.

When a dividend is paid on Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

When a director ceases to be a director of our company, by December 15 of the first calendar year following the year that the directorship ceased, a director is entitled to request redemption of the DSUs following which the value of the redeemed DSUs is paid to the director in cash on an after-tax basis. The value of the DSUs on any particular date is calculated by multiplying the number of DSUs in the director’s DSU account by the then market value of a Common Share.

For information regarding the total number and market value of DSUs and the total market value of Common Shares and DSUs held by our directors, see “Purposes of the Meeting — Election of Directors — Nominees for Election”.

Encana’s share ownership guidelines for directors require each director, by the later of December 31, 2010 or within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totalling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Directors’ DSU Plan. Each director who has been a director for at least five years has exceeded the share ownership guidelines.

Director Compensation Table

The following table summarizes the annual compensation of our non-executive directors for the year ending December 31, 2011.

Name	Fees Earned(1) ($)		Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
PETER A. DEA	51,561		286,042	4,989	342,592
CLAIRE S. FARLEY	62,177		286,042	6,506	354,725
FRED J. FOWLER	53,078		286,042	6,506	345,626
BARRY W. HARRISON	71,276		286,042	440	357,758
SUZANNE P. NIMOCKS	56,111		286,042	6,506	348,659
DAVID P. O’BRIEN, O.C.	333,125	(4)	286,042	440	619,607
JANE L. PEVERETT	77,342		286,042	440	363,824
ALLAN P. SAWIN	54,594	(4)	286,042	440	341,076
BRUCE G. WATERMAN	56,111	(4)	286,042	440	342,593
CLAYTON H. WOITAS	57,248		286,042	440	343,730

Notes:

(1)	Fees earned include annual Board retainer, Board and Committee meeting fees and, where applicable, Committee Chair retainers.

(2)

We grant 10,000 DSUs to our directors effective on January 1st of each year (or for new directors, upon joining the Board). We have calculated a grant date indicative fair market value for each 10,000 DSU grant in the amount of $290,900 using the closing price of a Common Share on the TSX on December 31, 2010 of $29.09 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2011 exchange rate of C$1.00 = US$0.9833 for the total amount of $286,042. This value also represents the amount of share-based awards that vested in 2011 for our directors.

(3)	Represents travel fees paid to directors, as applicable, and the cost of provided insurance coverage.

(4)	Elected to receive all or a portion of fees in the form of DSUs.

APPOINTMENT OF AUDITOR

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditor of Encana to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP has been the auditor of Encana for more than nine consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will be available to respond to appropriate questions.

AUDITOR’S FEES

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2011 and 2010:

	2011	2010
	(C$ thousands)
Audit Fees(1)	3,136	3,243
Audit-Related Fees(2)	896	252
Tax Fees(3)	457	600
All Other Fees(4)	4	15

TOTAL	4,493	4,110

(1)	Audit fees consist of fees for the audit of Encana’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Encana’s financial statements and are not reported as Audit Fees. During fiscal 2011 and 2010, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure. During 2010, the services provided in this category also included the review of Encana’s Corporate Responsibility Report.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2011 and 2010, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2011 and 2010, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by Encana’s internal audit group.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2011 or 2010.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION (“SAY ON PAY”)

As part of Encana’s ongoing commitment to strong corporate governance practices, shareholders are being provided with the opportunity to accept the Corporation’s approach to executive compensation through a non-binding advisory vote (“Say on Pay”). The Board recognizes that shareholders should be given an opportunity to fully understand the philosophy, objectives and elements that the Board has used and considered in making executive compensation decisions, and this Say on Pay vote represents the second year in which such an opportunity has been provided to shareholders.

The Board of Directors unanimously recommends that shareholders vote in favour of the following non-binding advisory vote set out below. The persons designated in the enclosed form of Proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution. The text of the non-binding advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as described in the “Statement of Executive Compensation — Compensation Discussion and Analysis” sections of the Information Circular dated February 28, 2012 and delivered in advance of the 2012 Annual Meeting of Shareholders.”

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote and, where there is a significant proportion of negative Say on Pay votes, the Board would take steps to better understand any shareholder concerns that might have influenced the voting results.

STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholder:

We are providing our shareholders with the following information to enable you to have a clear understanding of the principles and practices that form the basis of our approach to executive compensation. As we did last year, we wish to provide you with an overview of our executive compensation program, the process by which compensation decisions are reached, as well as certain of the decisions and initiatives undertaken by our Human Resources & Compensation Committee (the “HRC Committee”) and the Board in 2011.

Shareholder Engagement

As part of Encana’s ongoing commitment to compensation best practices, at our 2011 Annual Meeting our shareholders were provided the opportunity to vote on our approach to executive compensation for the first time. Encana was encouraged by the strong positive result we received. We have also considered feedback received from our shareholders as part of this process. In this spirit, the HRC Committee undertook a number of new initiatives in 2011 to help ensure our program remains aligned with emerging regulatory developments, compensation best practices and our strategic objective to provide disciplined long-term value to our shareholders.

Role of the HRC Committee and the Board

Executive compensation is the responsibility of our Board, which is supported by the HRC Committee. Our HRC Committee is comprised of independent directors with the knowledge and expertise to oversee our executive compensation program effectively in the best interests of shareholders. The HRC Committee receives advice and information from an independent compensation advisor which reports directly to the HRC Committee. This independent advice and analysis assists the HRC Committee in reviewing compensation matters within its mandate, including the development of executive compensation recommendations. These recommendations are subject to review and approval of our Board.

In 2011, the HRC Committee and the Board undertook a number of initiatives to ensure our program remains aligned with our strategic objectives and with compensation best practices. Certain of these initiatives, which are described in greater detail in the following Compensation Discussion & Analysis, include:

¡	Completion of a comprehensive risk assessment to identify and evaluate any risks associated with our compensation programs and practices;

¡

Adoption of formal policy provisions to expressly prohibit our executive officers from hedging Encana securities that represent part of their long-term incentive grants or their participation under our Share Ownership Guidelines;

¡

Continued shift, in our long-term incentive program, toward increased use of deferred compensation through grants of performance share units and restricted share units, for which vesting is deferred for a period of three years following the date of grant, to align the interests of our executive officers with those of our shareholders and aid with retention;

¡

Comprehensive review of recent amendments to executive compensation disclosure requirements enacted by the Canadian Securities Administrators and proposed executive compensation provisions under U.S. Dodd-Frank legislation; and

¡

Review and discussion of feedback received from shareholders regarding our executive compensation program and attendance at a meeting with the Canadian Coalition for Good Governance to review and discuss our program.

Our Strategic Objectives

Encana is a leading North American energy producer focused on increasing shareholder value by growing our strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids (“NGLs”). Our key business objectives are to maintain financial strength, optimize capital investments in our highest return projects and continue our disciplined pursuit of responsible and reliable low-cost production growth.

Our extensive portfolio of reserves and economic contingent resources in high-growth North American resource plays are the foundation of our long-term strategy, which is to maximize, in a responsible manner, the value recognition of our assets. Cost reduction, leveraged use of innovative technology and reducing our environmental footprint through resource play optimization are the foundation of our resource play hub development model, which utilizes highly integrated production facilities to continually improve operating and cost efficiencies.

Given the current natural gas pricing environment, Encana is directing a growing portion of capital investment towards oil and liquids-rich natural gas development and exploration opportunities. Encana also remains focused on attracting third party investments to de-risk our capital exposure, leveraging third party capital to increase project returns and advance the development of our reserves and resources.

Our Compensation Approach

Our approach reflects our overriding objective that compensation of our executive officers demonstrates strong pay-for-performance linkages. Our program is therefore results-oriented and incorporates clear differentiation of pay based on individual contributions and demonstrated corporate performance. Compensation for our executive officers is also designed to align with, and reward, creation of long-term, responsible shareholder value. To achieve these objectives, we seek to ensure our program incorporates prudent risk management and compensation governance principles.

Our Executive Compensation Program

Our executive compensation program consists of base salary, annual short-term and long-term incentive awards, as well as pension and perquisites competitive with those of our peers. These compensation elements are described in greater detail starting at page 24.

Our program is focused on pay-for-performance elements. These elements include: (i) our short-term annual incentive program, which measures individual contributions as well as demonstrated organizational performance in relation to specific metrics aligned with our business strategy; and (ii) a portfolio of long-term incentive vehicles which reward achievement of specified targets in relation to our LTI Recycle Ratio, a key industry operating metric, as well as our share price performance. Further information regarding our incentive programs, and our LTI Recycle Ratio performance metric, is provided at pages 28 to 39.

This pay-for-performance focus is reflected in the 2011 pay mix of our executive officers. In 2011, the total direct compensation of our President & Chief Executive Officer (“CEO”), Randy Eresman, was comprised of approximately 85 percent performance-based elements, with approximately 72 percent consisting of long-term incentive award eligibility. Similarly, approximately 78 percent of the 2011 total direct compensation of our Named Executive Officers (“NEOs”) consisted, on average, of performance-based elements, with an average of approximately 62 percent comprised of long-term incentive award eligibility.

Compensation Governance

Our program reflects sound principles of compensation governance, including risk management. Through the use of competitive share ownership requirements, prohibitions on hedging of long-term incentive grants and required shareholdings, and safeguards in respect of insider trading, our program seeks to incorporate compensation best practices and discourage undue risk taking by our executive officers.

We also seek to achieve effective compensation governance by incorporating risk management principles into our compensation design and decision-making process. In 2011, we completed a formal comprehensive risk assessment which confirmed that our compensation programs and practices are designed to prevent and discourage risks that could have a material adverse impact on Encana. Further information about this assessment, and how we incorporate risk management into our program, is found at page 22.

Performance and Compensation Decisions in 2011

Encana’s 2011 year-end results demonstrated strong operational and solid financial performance in a challenging year characterized by continued low natural gas prices and a highly competitive service sector. Encana achieved its core financial and operating targets in 2011, generating cash flow of $4.2 billion and total production of 3.5 billion cubic feet per day equivalent; a five percent increase from 2010. Our exploration and development drilling added proved reserves of 2.3 trillion cubic feet equivalent of natural gas and liquids. Encana also significantly expanded its NGLs and oil growth initiatives, assembling prospective liquids-rich plays across North American basins, and advancing NGLs extraction plans at three Canadian natural gas plants. We also successfully divested $2.1 billion in non-core assets, and acquired $515 million in prospective liquids-rich lands, resulting in net divestitures of approximately $1.6 billion.

While Encana’s operational successes in 2011 facilitated the delivery of reliable, disciplined and low-cost production, our accomplishments were largely overshadowed by the oversupply of natural gas, which significantly reduced futures prices for North American natural gas contracts. These factors also had a significant negative impact on Encana’s share price performance in 2011.

The impact of these external challenges is reflected in the compensation decisions reached by the Board in 2011. Despite Encana’s solid operational and financial performance, following consideration of various factors, including our 2011 Total Shareholder Return (“TSR”), supported by the recommendations of our CEO, Mr. Eresman, the Board reached the following decisions with respect to executive compensation:

¡	a reduction of 50 percent was applied to the 2011 annual incentive award of our CEO, Mr. Eresman, from the amount determined under our annual incentive plan;

¡	a corresponding across-the-board reduction of 25 percent was applied to the 2011 annual incentive awards of our NEOs from amounts determined under our annual incentive plan; and

¡	annual base salaries of our CEO and our NEOs were not increased for 2011, and were maintained at existing (2010) levels.

For 2011, the Board approved total direct compensation for our CEO, Mr. Eresman, of $9,217,888, representing a decrease of 6 percent from his 2010 total direct compensation.

At its most recent meeting, the Board also approved recommendations made by Mr. Eresman in respect of his 2012 compensation. These recommendations included maintaining his 2012 base salary at its existing (2010) level, and the application of a 20 percent reduction to the expected value of his 2012 long-term incentive grant. The Board also accepted Mr. Eresman’s recommendation that the severance period in his existing change of control agreement be reduced from 36 months to 24 months, to align with compensation best practices. The Board adopted these recommendations and commends Mr. Eresman for his leadership in this regard.

We believe that the executive compensation decisions reached by the Board in 2011 strike an appropriate and measured balance between motivating and rewarding strong operational and financial performance, while recognizing, in a practical manner, the impact of adverse external conditions on the overall performance of our share price during the year.

Shareholder Advisory Vote on Executive Compensation

This year, Encana shareholders will again have the opportunity to provide feedback to the Board on our approach to executive compensation by way of a non-binding shareholder advisory vote at our Annual Meeting. We look forward to providing our shareholders with this opportunity in 2012.

As this vote is advisory, it will not be binding on the HRC Committee or the Board, however we will carefully examine the results of the vote as part of our ongoing efforts to ensure that our approach to executive compensation remains aligned with compensation best practices and with our strategic objective, which is to create responsible and disciplined value for our shareholders over the long-term.

On behalf of the HRC Committee:

David P. O’Brien, O.C. Chairman of the Board	Barry W. Harrison Chair, Human Resources and Compensation Committee

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes the compensation programs and practices applicable to executive officers at Encana, including the process by which compensation decisions are reached by our HRC Committee and the Board. Also described are specific decisions reached by the Board in respect of the 2011 compensation of our CEO, Mr. Eresman, and Named Executive Officers (“NEOs”)2. For the fiscal year 2011, our CEO and NEOs were as follows:

¡	Randy Eresman, President & CEO;

¡	Sherri Brillon, Executive Vice President & Chief Financial Officer (“CFO”);

¡	Mike Graham, (Former) Executive Vice-President (President, Canadian Division);[3]

¡	Bill Oliver, Executive Vice-President & Chief Corporate Officer; and

¡	Jeff Wojahn, Executive Vice-President (President, USA Division).

Amounts in this CD&A are reported in U.S. dollars, the currency in which we report our financial results using an exchange rate, unless otherwise stated, of C$1.00 = US$1.011.4 Our CEO and NEOs were compensated in Canadian dollars in 2011.

References in this CD&A to “Total Direct Compensation” mean the aggregate of: (i) the annual base salary; (ii) approved annual incentive (or “High Performance Results” (“HPR”)) award; and (iii) grant date expected value of the annual long-term incentive (“LTI”) award of an executive officer. “Indirect Compensation” refers to additional programs, including benefits, pension and other perquisites. “Total Compensation” means the aggregate of Total Direct Compensation and Indirect Compensation. Reference to our “Executive Team” means the ten Executive Vice-Presidents, including our NEOs, who reported directly to our CEO in 2011, while “executive officers” collectively refers to our CEO and the Executive Team.

Although this CD&A describes our executive compensation program, we generally provide the same compensation elements to our employees.5 While we may implement special, one-time programs from time to time to address exceptional circumstances, they are not part of our regular compensation program.

CONTENT OVERVIEW

To assist shareholders to understand our approach to executive compensation in 2011, we have organized our compensation disclosure into three topical sections of the CD&A, described below:

DECISION-MAKING FRAMEWORK	PAGES 19 TO 23

This section describes the framework in which executive compensation decisions are reached, including the respective roles of the HRC Committee and the Board, its independent advisor, management and management’s compensation consultant, as well as the expertise of our HRC Committee members. Also described are the resources used by the HRC Committee and the Board to reach compensation decisions in respect of 2011, including discretion, and how we incorporate principles of continuous improvement and risk management into our executive compensation program.

APPROACH TO EXECUTIVE COMPENSATION	PAGES 23 TO 27

This section describes our compensation philosophy and objectives, Total Compensation elements of our program, and how we use benchmarking and peer groups to assess the competitiveness of our program. Also described is the use of target compensation, relative proportion of compensation elements in our program, as well as the process by which executive compensation recommendations are developed by the HRC Committee and decisions reached by the Board.

[2]	References to 2011 executive compensation decisions include determinations made by the HRC Committee and the Board at its February 2012 meeting which are applicable to the 2011 fiscal year.
[3]	Mr. Graham resigned from Encana effective February 7, 2012.
[4]	This amount is the average exchange rate from Canadian dollars to U.S. dollars from January 1, 2011 to December 31, 2011, based on the daily noon buying rate published by the Bank of Canada.
[5]

Certain compensation elements, such as perquisites, are provided to our executive officers only to reflect competitive practices in respect of executive compensation. These elements are identified and discussed in “Other Compensation” at page 39.

COMPENSATION DECISIONS	PAGES 28 TO 50

This section describes the decisions reached by the HRC Committee and the Board in 2011 regarding the Total Direct Compensation of our CEO and NEOs. Also described are the key design features of our annual incentive (or HPR) plan, various LTI vehicles, Canadian pension plans and applicable change in control provisions for our executive officers. This section also provides disclosure as required by the Canadian Securities Administrators and additional information reflective of certain best practices regarding executive compensation disclosure.

DECISION-MAKING FRAMEWORK

Role of the HRC Committee

The HRC Committee oversees Encana’s executive compensation program on behalf of the Board. More specifically, the HRC Committee is responsible for the design of our program and making recommendations to the Board regarding the compensation of our executive officers. The HRC Committee also oversees our pension and investment plans, as well as executive succession planning, excluding the CEO.6 In discharging these responsibilities, the HRC Committee acts in an advisory capacity to the Board.

Each year, the HRC Committee reviews comprehensive analysis regarding the base salaries, annual (or HPR) incentive and LTI compensation of our executive officers for purposes of developing annual compensation recommendations. Recommendations developed by the HRC Committee regarding the compensation of our executive officers must be reviewed and approved by our Board.

The powers and responsibilities of the HRC Committee are established by way of written Mandate, available on our website at www.encana.com. In discharging its Mandate, the HRC Committee also follows a detailed work plan of business items to be completed throughout the year. In accordance with its Mandate, the primary responsibilities of the HRC Committee are as follows:

¡	Approve Encana’s compensation philosophy;

¡	Approve corporate goals and objectives relevant to the compensation of our executive officers, and evaluate performance in light of these corporate goals and objectives;

¡

Based on the above performance evaluations, develop and recommend to the Board for approval, annual compensation for our executive officers, including annual salary, annual incentive (or HPR) awards and LTI awards to be granted;

¡	Approve the design of LTI grants to our employees and executive officers;

¡

Evaluate and approve corporate performance measures for purposes of determining award eligibility under our annual (or HPR) incentive plan and vesting eligibility under our performance-based LTI plans;

¡

Recommend to the Board for approval, amendments to our LTI plans, including our Employee Stock Option Plan, Employee Stock Appreciation Rights Plan, Performance Share Unit Plan, Restricted Share Unit Plan and Deferred Share Unit Plan for Employees, including the adoption of any new incentive plan;

¡	Review and approve pension and investment plan matters, and recommend to the Board for approval, funding and any material amendments to Encana’s pension plans;

¡	On an annual basis, recommend to the Board for approval, succession planning for our Executive Team;

¡	Review and approve the peer group used by the HRC Committee to assess the competitiveness of our executive compensation program;

¡	Report to the Board the status of executive ownership under our Share Ownership Guidelines;

¡	Recommend to the Board for approval, annual compensation for our employees; and

¡	Review and monitor on an annual basis the design and effectiveness of our employee compensation program.

[6]

The HRC Committee supports the Board in succession planning for the Executive Team. Succession planning in respect of the office of the President & CEO is overseen by the Nominating and Corporate Governance Committee.

Independence, Composition and Skills

Consistent with best practices, the HRC Committee is comprised entirely of independent directors. The HRC Committee Mandate requires each member qualify as “independent” in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices. No HRC Committee member is a current CEO of another public company.

Each of our HRC Committee members has direct experience relevant to their responsibilities in overseeing our executive compensation program. With collective professional experience in areas including accounting, business, human resources, compensation, finance, law, strategy and risk management, our HRC Committee members have the requisite knowledge and expertise to make informed decisions on compensation matters. The members of our HRC Committee in 2011, and a brief summary of their relevant skills and expertise, are provided below. Further information regarding our HRC Committee members is provided in their individual director biographies and Board skills information found at pages 5 to 11 and page 60.

HRC COMMITTEE MEMBER	INDEPENDENT	RELEVANT SKILLS AND EXPERIENCE
BARRY W. HARRISON, CHAIR	Ö	Law (securities, corporate finance), business, human resources/compensation, governance, management
FRED J. FOWLER	Ö	Finance, business, human resources/compensation, governance, management
SUZANNE P. NIMOCKS	Ö	Risk management, business, management, human resources/compensation, strategy
DAVID P. O’BRIEN, O.C. EX OFFICIO	Ö	Financial services, international business, human resources/compensation, law, governance, management
ALLAN P. SAWIN	Ö	Accounting, finance, business, human resources/compensation, governance, management
BRUCE G. WATERMAN	Ö	Accounting, finance, business, human resources/compensation, management

Each HRC Committee member also has directly relevant experience arising from their service in executive capacities in the private sector. With specific expertise in areas highly relevant to executive compensation, the Board is confident our HRC Committee members have the necessary experience and skills to conduct their duties effectively and in the best interests of shareholders.

The HRC Committee held four scheduled meetings and a joint meeting with the Board in 2011. To supplement these meetings, the HRC Committee also held two information sessions on compensation-related matters in 2011 attended by its independent advisor and by management. The HRC Committee regularly meets in-camera, without management present, either during and/or at the conclusion of each meeting.

Decision-Making Resources

The HRC Committee receives advice and information from its independent advisor, Meridian Compensation Partners LLC (“Meridian”). In executing its responsibilities, the HRC Committee also receives information from management and management’s compensation consultant and exercises informed judgment.

Role of Independent Advisor:

The HRC Committee receives independent advice and analysis from Meridian on meeting content, CEO and Executive Team compensation, management recommendations, compensation design, market developments and compensation best practices. Meridian also assists the HRC Committee in reviewing and developing annual compensation recommendations for our executive officers. More specifically, Meridian provides independent perspective to the HRC Committee in respect of the following:

¡

Design and execution of our executive compensation program in relation to Encana’s business strategy, pay philosophy, prevailing market practices, regulatory developments and compensation best practices;

¡

Review and analysis of compensation-related meeting materials prior to each HRC Committee meeting, including information provided by management and management’s compensation consultant, and communication of analysis and any areas of concern directly to the Chair of the HRC Committee;

¡

Analysis and advice to assist in the development of annual Total Direct Compensation recommendations for our executive officers, including compensation design, program mix and compensation levels, based on individual, divisional and overall corporate performance and market positioning relative to Encana’s compensation peer group;

¡	Incentive plan design, including annual incentive and LTI programs, as well as other compensation and benefit programs; and

¡	Identification of regulatory or compensation governance matters relevant to the execution of the HRC Committee’s Mandate, including emerging best practices and developments in the U.S. and Canada.

Meridian reports directly to and acts on the instructions of the HRC Committee. All work performed by Meridian is at the direction of, and must be pre-approved by, the Chair of the HRC Committee, including any work performed in conjunction with management. Meridian does not provide any other non-Board services to Encana, and does not provide any services to Encana beyond executive compensation consulting. Meridian was initially retained by the HRC Committee as its independent compensation advisor in February 2010.7 This appointment was renewed by the HRC Committee in April 2010.

In 2011, Meridian provided the HRC Committee with independent analysis and advice in respect of compensation recommendations for our executive officers, management recommendations, program design and regulatory developments. Meridian also provided review and commentary in respect of Encana’s 2011 executive compensation proxy disclosure. In respect of its services as independent advisor to the HRC Committee in 2011 and 2010, Meridian received the following fees:

FEES PAID TO INDEPENDENT COMPENSATION ADVISOR
FINANCIAL YEAR	EXECUTIVE COMPENSATION-RELATED FEES ($)[8]	ALL OTHER FEES ($)
2011	122,418	Nil
2010	134,201	Nil

Role of HR Management and its Consultant

In fulfilling its Mandate, the HRC Committee also receives information from Encana Human Resources (“HR”) management and HR management’s compensation consultant, Towers Watson (“Towers”). HR management consists of the Executive Vice-President & Chief Corporate Officer, the Vice-President, HR and select representatives of Corporate HR (“HR Management”).

HR Management prepares materials regarding the compensation of our executive officers which are provided to the HRC Committee. HR Management also assists our CEO in developing compensation recommendations for the Executive Team, and works directly with the HRC Committee Chair to plan HRC Committee meetings.

The CEO, Executive Vice-President & Chief Corporate Officer, and select HR Management representatives are invited to attend HRC Committee meetings. HR Management does not attend in-camera sessions to discuss compensation recommendations for our executive officers.

[7]

Meridian was formed in February 2010 by principals of the former executive compensation consulting branch of Hewitt & Associates (“Hewitt”) to enable the provision of fully independent executive compensation advisory services to clients across North America. From 2002 until establishment of Meridian in 2010, the HRC Committee directly retained Hewitt as its independent compensation advisor.

[8]

“Executive Compensation-Related Fees” means services related to the compensation for our executive officers, including those services within the scope of Meridian’s engagement by the HRC Committee, as described above.

HR Management has retained Towers to provide expertise regarding the design and implementation of our executive compensation program. In this capacity, Towers prepares reports which are provided to the HRC Committee regarding the competitiveness of our program. Towers also serves as actuary to Encana’s Canadian pension plans and provides HR Management with advice regarding pension matters. Materials prepared by Towers regarding pension matters which fall within the Mandate of the HRC Committee may also be provided to the HRC Committee. In respect of its services to HR Management in 2011 and 2010, Towers received the following fees:

FEES PAID TO MANAGEMENT COMPENSATION CONSULTANT
FINANCIAL YEAR	EXECUTIVE COMPENSATION-RELATED FEES ($)	ALL OTHER FEES ($)[9]
2011	386,157	994,132
2010	260,294	1,025,696

The HRC Committee does not rely exclusively on advice or information provided by Meridian, HR Management or Towers. Decisions reached by the HRC Committee and the Board reflect consideration of a broad number of factors, and are therefore not determined by advice or information provided by any advisor or management.

Risk Management

Effective risk management is achieved through the active engagement of the Board and our executive officers in the identification of risks faced by the Corporation, and the implementation of appropriate strategies to prevent and mitigate them. In respect of executive compensation, the HRC Committee strives to ensure that: (i) our program’s overall design and constituent elements incorporate prudent risk management principles; (ii) compensation-related risk is considered as part of the decision-making process; and (iii) our program is subject to periodic external review in relation to emerging risk management principles.

The HRC Committee seeks to ensure our program incorporates measures that discourage undue risk taking by our executive officers that could have a material adverse impact on Encana. These measures include the use of: (i) balanced performance metrics to assess annual incentive (or HPR) award eligibility; and (ii) a combination of LTI grant types, comprised of both time and performance-based vesting criteria. We believe this balanced use of performance elements reduces compensation risk by: (i) eliminating reliance on any single or limited number of factors to determine award eligibility; and (ii) diversifying potential reward scenarios.

Compensation risk is also mitigated through our compensation governance measures which include the use of Share Ownership Guidelines, prohibitions on hedging of equity awards for our executive officers and safeguards in respect of insider trading. We also seek to mitigate risk through the consistent application of our compensation program, which applies to all employees and executive officers regardless of Business Unit or Division. The structure of our compensation program does not, therefore, differ significantly among our CEO, Executive Team or our Business Units or Divisions.10

In addition to these measures, in 2011, HR Management engaged Towers to perform a formal comprehensive risk assessment of Encana’s compensation program and practices. This assessment examined Encana’s organizational risks, as well as the level and implication of any risks associated with our compensation program and practices. The assessment concluded that our compensation program and practices are designed to prevent risks which could have a material adverse effect on Encana. Among the factors cited in support of this conclusion were the following:

¡	Encana’s strong governance oversight and culture;
¡	Use of detailed stress testing analysis to understand impact of operating and share price performance on payouts;
¡	Use of balanced measures consisting of qualitative and quantitative goals to determine annual incentive compensation;
¡	“Portfolio” approach to LTI grants and use of both time and performance vesting features;
¡	Use of a Deferred Share Unit (“DSU”) program supports a longer term view, as participant entitlements are contingent on stock price performance until termination;
¡	Use of maximum payouts in the annual incentive (or HPR) and Performance Share Unit (“PSU”) programs;
¡	Use of Share Ownership Guidelines for executive officers; and
¡	HRC Committee Mandate requires full Board review and approval of executive compensation recommendations.

[9]

In 2010 and 2011, “All Other Fees” provided by Towers to HR Management consisted of consulting and actuarial services regarding Encana’s Canadian registered and supplementary pension plans and its benefit plans.

[10]

Employees of U.S. subsidiaries, including two of our executive officers, participate in U.S. retirement and benefit plans and receive Stock Appreciation Rights (“SARs”) under our Employee Stock Appreciation Rights Plan. These SAR grants are in lieu, and intended to mirror the economic characteristics of, stock option grants under our Employee Stock Option Plan.

Use of Discretion

The HRC Committee applies informed judgment to reach decisions which support the achievement of Encana’s strategic objectives. While some elements of our program and, in particular, our incentive compensation, may rely on specific calculations to determine compensation eligibility, the HRC Committee recognizes that rigid application of fixed formulas may, in some cases, lead to contextually unsuitable results. The HRC Committee and the Board, from time to time, may be required to exercise informed judgment to reach decisions it determines to be appropriate in a particular context.

In respect of 2011, the Board exercised its discretion to reduce annual incentive (or HPR) awards for our CEO, Mr. Eresman, and our NEOs by 50 percent and 25 percent, respectively, from amounts determined under our annual incentive (or HPR) program. These adjustments were made by the Board following consideration of the negative impact of external factors, including continued low natural gas prices, on our share price performance in 2011. For more information regarding the 2011 HPR Awards to our CEO and NEOs, see pages 28 to 36.

The HRC Committee also exercised discretion in determining the LTI Recycle Ratio applicable to the second tranche of our 2010 PSU grant. At its February 2012 meeting, the HRC Committee exercised discretion to align the vesting eligibility of this tranche (representing 30 percent of the 2010 PSU grant) to be consistent with PSU vesting eligibility thresholds previously approved in 2011. The HRC Committee also elected not to attribute a nominal form of interest to PSUs previously deemed eligible to vest in 2011. For more information regarding our PSU grants and applicable vesting eligibility thresholds, see pages 37 to 38.

To maintain the flexibility necessary to respond appropriately to circumstances which may arise, the HRC Committee and the Board have not adopted formal rules or limits on the use of discretion in executive compensation matters.

Continuous Improvement

As part of its commitment to compensation best practices, the HRC Committee undertook a number of initiatives in 2011 to monitor regulatory developments, emerging best practices and consider feedback received from shareholders regarding executive compensation. Certain of these initiatives are described in our Letter to Shareholders at page 15.

In addition to these initiatives, in 2011, the HRC Committee also examined the adoption of an executive recoupment or “clawback” policy to allow recovery of excess incentive compensation paid to an executive officer as a result of an accounting restatement required due to material non-compliance with financial reporting requirements. However, at the time the HRC Committee was considering such a policy, release of proposed rules under U.S. Dodd-Frank legislation was delayed until later in 2012. To ensure consistency with applicable legal requirements, the HRC Committee intends to examine these provisions once released and recommend adoption of clawback provisions which comply with applicable requirements for Canadian issuers.

APPROACH TO EXECUTIVE COMPENSATION

Compensation Philosophy and Objectives

Encana’s executive compensation program is designed to attract, retain and motivate high performing leaders to deliver performance that supports the execution of our strategic objectives. Our approach to executive compensation is therefore based on the following principles:

¡

We use a Total Compensation framework that is results-oriented and incorporates clear differentiation of pay to reward our executive officers based on individual contributions and achievements, as well as demonstrated team and corporate performance in relation to specific metrics aligned to our business strategy.

¡

Our compensation framework is designed to be market competitive and position the Total Direct Compensation of our executive officers at the median of our compensation peer group, with the ability to provide higher or lower compensation for enhanced or lesser performance.

¡	We aim to be an employer of choice. Our compensation framework is designed to be competitive to attract and retain the top talent we require to execute on our strategic objectives.

¡

Due to the cyclical nature of our industry and business, we recognize that the Total Direct Compensation of our executive officers will be influenced by factors beyond their control including, in particular, the movement of commodity prices. To ensure we understand the impact of these influences, detailed performance evaluation (or “stress testing”), both forward and backward looking, is performed to assess various potential performance outcomes.

Total Compensation Elements

We seek to achieve the objectives of our compensation philosophy through a comprehensive Total Compensation framework. The Total Compensation elements of our executive compensation program in 2011 are summarized below:

2011 TOTAL COMPENSATION ELEMENTS
COMPENSATION ELEMENT	FORM	HOW DETERMINED AND WHEN RECEIVED	OBJECTIVE AND RATIONALE	WHAT THE ELEMENT REWARDS
Annual Base Salary	Cash	Reviewed annually, typically in February. Paid throughout year. Recommended changes effective April 1.	Provide a competitive (approximately median) level of base pay to support attraction and retention, with regard to level of responsibility and internal equity.	Experience, expertise and scope of responsibility.
Annual Incentive, or our “High Performance Results”, Awards	Cash, with an election to defer a portion into DSUs (see pages 39 to 40).

Typically assessed each February following the performance year, based on achievement of annual performance objectives.

Where specified performance objectives achieved, typically paid at end of February.

			Reward annual performance and results achieved by executive officer, team and Encana as a whole, at a level commensurate with demonstrated individual and organizational performance, and competitive with market practice.	Achievement of identified individual and corporate performance objectives of (set out in Encana’s Corporate Performance Scorecard) and conduct consistent with Encana’s core values.
Long-term Incentive Awards

Restricted Share Units (“RSUs”) (2011). Granted as units, may be settled in cash or shares, as determined by the HRC Committee. Anticipated cash settlement.

PSUs (2010, 2011). Granted as units, may be settled in cash or shares, as determined by HRC Committee. Anticipated cash settlement.

RSU value depends on Encana’s share price performance over three year life of grant. RSUs are subject to three year “cliff vesting”, whereby any vesting or payment is deferred until three years following the date of grant (2014).

PSU value based on Encana’s performance in relation to specific LTI Recycle Ratio targets (see pages 37 to 38), as determined by HRC Committee over a three year period. PSUs are subject to three year “cliff vesting”, whereby any vesting or payment is deferred until three years following the grant date. Where performance criteria are not achieved, no vesting or payment occurs and the corresponding PSUs are forfeited and cancelled.

Reward mid to long-term share price performance over three year term. Assist with retention, and align interests of executive officers and shareholders through required share ownership levels.

Reward mid to long-term performance, measured over three years. Achieve alignment with strategic objectives and shareholder interests by rewarding attainment of identified performance goals. Facilitate retention.

Achievement of mid to long-term company performance as measured by share price over three years. Retention over three years.

Achievement of mid to long-term company performance objectives, measured annually, but any reward deferred for three year period. Retention over three years.

	Stock Options[11] (2011, 2010)	Time-based grant. Annual vesting schedule of 30/30/40% over three years. Expire following five-year term.	Reward long-term performance over a five-year term, assist with retention, and align interests of executive officers and shareholders through required share ownership levels.	Achievement of mid to long-term company performance measured by growth in share price over five years.

	Replacement Stock Options (Historical Grants) (2009, 2008)	Vesting schedule of 30/30/40% over three years. Time-based vesting conditions, with two-thirds of grant also conditional on achievement of specific performance criteria based on LTI Recycle Ratio. Expire following five-year term.	Reward achievement of long-term performance measured over five-year term, assist with retention and align executive and shareholder interests through required share ownership levels.	Sustained performance results, share price increases and achievement of specific performance measures.
Pension and Other Retirement Benefits	Defined Benefit Pension Plan (CEO, three NEOs); Defined Contribution Pension Plan (one NEO); Supplemental Pension Plan, Investment Plan and DSU Plan	Payable upon retirement.	Provide a retirement program to facilitate long-term financial security and support retention of our executive officers, with a value competitive with market practice.	Experience, service and retention.
Other Compensation	Group life, health, dental benefits, investment plan. Industry competitive perquisites.	Payable throughout the year, based on respective usage and eligibility.	Provide a competitive Total Compensation package that includes benefits and perquisites at a level competitive with market practice.	For perquisites, experience, knowledge and scope of responsibilities. For other benefits, service and retention.

[11]

Under our Employee Stock Option Plan, stock options have associated Tandem Share Appreciation Rights. U.S. based employees of our U.S. affiliates, including two of our executive officers, are granted SARs.

Benchmarking and Peer Groups

To attract and retain the top leadership talent necessary to execute our strategic objectives, our executive compensation program must be market competitive, and reward our executive officers fairly for their skills, experience and contributions. To achieve this objective, we benchmark the design and compensation levels of our program against a comparator group of competitors, or peer companies, selected by the HRC Committee based on their comparability to Encana. This group is referred to as our “Compensation Peer Group”.

Our Compensation Peer Group is evaluated by the HRC Committee on a regular basis to ensure it remains a suitable peer group for benchmarking purposes. The most recent review of our Compensation Peer Group was completed by the HRC Committee in 2010. For the purposes of identifying a suitable Compensation Peer Group, the HRC Committee examined the following factors in relation to a number of proposed peer companies: (i) industry; (ii) business diversity; (iii) company size and complexity; (iv) enterprise value and market capitalization; and (v) Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). Based on these criteria, the HRC Committee approved the following Compensation Peer Group, comprised of six Canadian-based and seven U.S.-based industry peers as follows:

COMPENSATION PEER GROUP FOR 2011
Anadarko Petroleum Corporation	Husky Energy Inc.
Apache Corporation	Imperial Oil Limited
Canadian Natural Resources Limited	Noble Energy Inc.
Chesapeake Energy Corporation	Nexen Inc.
Devon Energy Corporation	Suncor Energy Inc.
EOG Resources, Inc.	Talisman Energy Inc.
Hess Corporation

In 2011, competitive data from our Compensation Peer Group was reviewed by the HRC Committee and the Board to assist in developing Total Direct Compensation recommendations for our executive officers.

Target Compensation

Consistent with our compensation philosophy, we generally target the Total Direct Compensation of our executive officers at a level consistent with comparable roles within our Compensation Peer Group. More specifically, we generally target the Total Direct Compensation of our executive officers to be at approximately the median (or 50th percentile) of our Compensation Peer Group, with ability to adjust compensation based on performance outcomes. Target compensation is reviewed by the HRC Committee on an annual basis, upon a material change to an executive officer’s role, or a new appointment to the Executive Team.

Based on the most recently available competitive data, we have determined that the 2011 Total Direct Compensation of our CEO, Mr. Eresman, was approximately 28 percent below the median of applicable CEOs in our Compensation Peer Group. Based on similar competitive data, we have also determined that the 2011 Total Direct Compensation of our NEOs was, on average, approximately 20 percent below the median of comparable roles in our Compensation Peer Group.

Our Executive Compensation “Pay Mix”

Total Compensation for our executive officers consists of fixed and variable elements. Fixed elements include base salary, benefits, perquisites and participation in our investment plan. Variable elements of our program consist of our annual incentive (or HPR) awards and our LTI awards which, in 2011, were comprised of a combination of stock option, RSU and PSU grants.

Our program is focused on performance-based or “at risk” elements. In 2011, a significant portion of the Total Direct Compensation of our executive officers was contingent on the achievement of specific performance objectives, including our share price performance. The proportion of fixed versus performance-based (or “at risk”) elements in the Total Direct Compensation of our CEO and NEOs in 2011 is illustrated by the diagrams below.

As illustrated above, in 2011, approximately 85 percent of the Total Direct Compensation of our CEO, Randy Eresman, and approximately 78 percent of that of our NEOs, on average, was comprised of performance-based (or “at risk”) elements. In respect of our CEO, approximately 84 percent of these performance-based elements were comprised of LTI reward eligibility; 66 percent of which does not vest for a period of three years following the grant date. Similarly, for our NEOs, an average 79 percent of their performance-based (or “at risk”) compensation was comprised of LTI reward eligibility; 66 percent of which does not vest for a period of three years following the date of grant.

This focus on performance-based (or “at risk”) elements is designed to align the compensation of our executive officers with our objective to deliver responsible value to our shareholders over the long-term, and encourage the achievement of specific performance goals.

Compensation Decision-Making Process

Decisions regarding the annual compensation of our executive officers are reached by the Board following a review process that occurs over the course of the year. The HRC Committee typically begins its review of competitive and other data at its October meeting. Further analysis is conducted by the HRC Committee at its December meeting. Final Total Direct Compensation recommendations are developed by the HRC Committee and provided to the Board for review and approval at its February meeting.

The process by which annual Total Direct Compensation for our executive officers is recommended by the HRC Committee and determined by the Board is illustrated below:

A key component of this compensation decision-making process is the evaluation of the overall performance of Encana and its executive officers in relation to specific objectives established for the year. This evaluation, which is completed prior to the development of Total Direct Compensation recommendations, typically occurs at the February meeting and consists of the following steps:

¡

Review and approval of organizational performance in relation to specific operational, consolidated and strategic objectives as set out in our balanced Corporate Performance Scorecard, to determine eligibility under our annual incentive (or HPR) plan;

¡	Review of individual performance of our executive officers to determine award eligibility under our annual incentive (or HPR) plan;

¡

Review and approval of corporate performance in relation to the achievement of specified performance thresholds based on a key industry metric, Recycle Ratio (or “LTI Recycle Ratio”, as described on pages 37 to 38), to determine vesting eligibility under our PSU Plan.

The HRC Committee reviews comprehensive analysis which benchmarks the compensation of our executive officers against competitive data for comparable positions in our Compensation Peer Group. The HRC Committee also receives analysis and advice from Meridian prior to developing Total Direct Compensation recommendations which are provided to the Board for review. The Board holds an in-camera session, without management present, to determine and approve final Total Direct Compensation amounts. Specific information regarding decisions reached by the Board in respect of 2011 Total Direct Compensation for our CEO and NEOs is provided in the following section, “2011 Compensation Decisions”.

2011 COMPENSATION DECISIONS

The following describes each Total Direct Compensation element for our executive officers, how each element is determined, and the decisions reached by the Board in 2011 in respect of each element.

Compensation Element: Annual Base Salary

Annual base salary is intended to provide fixed compensation which reflects the competitive market value for the role and responsibilities performed by our executive officers on behalf of Encana. Base salary ranges for each executive officer are based on market data from our Compensation Peer Group.

In reviewing annual base salaries for our executive officers, the HRC Committee considers: (i) competitive market data regarding comparable roles in our Compensation Peer Group; (ii) achievement of individual performance objectives and Divisional or Corporate group performance; (iii) internal equity considerations, including relative scope of responsibilities; and (iv) for our Executive Team, the recommendations of our CEO.

Annual base salaries are recommended by the HRC Committee and approved by the Board at its February meeting.12 Base salaries may be adjusted during the year to reflect a change in role or responsibilities. Any adjustment to the annual base salary of an executive officer must be recommended by the HRC Committee and approved by the Board.

During its review of 2011 annual base salaries, the Board considered the above factors and the impact of external pressures in 2011. Based on this review, the Board maintained the annual base salaries of our CEO and NEOs at existing (2010) levels, as described in the table below. Further information is provided in our Summary Compensation Table at page 42.

ANNUAL BASE SALARIES
NAME AND POSITION	2011 BASE SALARY ($)	CHANGE FROM 2010 BASE SALARY (%)
RANDY ERESMAN President & Chief Executive Officer	1,415,400	0
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	505,500	0
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	758,250	0
BILL OLIVER Executive Vice-President & Chief Corporate Officer	556,050	0
JEFF WOJAHN Executive Vice-President (President, USA Division)	813,855[13]	0

Compensation Element: Annual Incentive Plan

Our annual incentive, or “High Performance Results” (“HPR”) Plan, is the short-term variable component of our executive compensation program. Our HPR Plan is designed to reward our executive officers for the achievement of specific individual and corporate goals in relation to operational, consolidated and strategic objectives set out in our Corporate Performance Scorecard.

[12]

This annual review process applies to existing Executive Team members. Compensation, including base salary, for new Executive Team appointments, is reviewed by the HRC Committee and approved by the Board prior to appointment.

[13]	Above amount includes a Project Allowance of $55,605 payable to Mr. Wojahn in respect of his cross-border assignment to the U.S., which is in addition to annual base salary.

For our CEO, Randy Eresman, HPR award eligibility is based primarily on Corporate Performance Scorecard results. For our NEOs, HPR Award eligibility is weighted 50 percent on the combination of Corporate Performance Scorecard and applicable Divisional results and 50 percent on the achievement of individual objectives in the NEO’s annual performance contract. This weighting and factors considered in assessing the HPR Award eligibility of our Executive Team are illustrated below.

HPR PROGRAM: NEO ELIGIBILITY
	INDIVIDUAL AWARD	TEAM AWARD
WEIGHTING	50%	50%, weighted as follows
FACTORS CONSIDERED

Achievement of individual objectives referenced in the individual’s annual performance contract;

Significant individual contribution to Encana’s operating and consolidated results or strategic initiatives; and

Demonstrated leadership and commitment

Overall company-wide Corporate Performance Scorecard results (25%); and

Based on scorecard results of the operating Division reporting to the NEO; or for NEOs leading a Corporate Division, the weighted average of Divisional scorecard results (25%)

Corporate Performance Scorecard

Following each year, Encana completes a comprehensive evaluation of its performance using a scorecard process that assesses the performance of each Business Unit and Division, as well as Encana’s overall consolidated performance in relation to specified operational and financial objectives, and identified strategic initiatives. For 2011, the Corporate Performance Scorecard focused on the following performance categories, summarized and as weighted below:

MEASURE	DESCRIPTION	WEIGHTING
OPERATIONAL PERFORMANCE	Evaluates operational metrics against Encana’s annual Budget or, for environmental, regulatory and safety results, year-over-year performance. Specific operational metrics set out in the table below.	60%
CONSOLIDATED PERFORMANCE	Evaluates Encana’s overall performance in relation to specific financial and other metrics, summarized in the table below.	40%
STRATEGIC PERFORMANCE	Evaluates specific strategic initiatives that contribute to the achievement or advancement of Encana’s corporate strategy during the year.	Discretionary

Operational and Consolidated Performance generally assesses quantitative metrics which reflect publicly reported objectives and other internal measures used by management and the Board to evaluate Encana’s overall performance during the year. Operating and financial information for 2011 was presented on an International Financial Reporting Standards (“IFRS”) basis and is compared with results for 2010, as well as the 2011 Budget. Strategic performance is assessed in relation to the achievement of certain initiatives undertaken during the year. More specifically, Encana’s overall corporate performance is evaluated in relation to the following:

¡	Results achieved by Encana in 2011 in relation to targets set and approved by the Board for the performance year;

¡	An assessment of the overall business environment, including any changes to business priorities as directed by management and endorsed by the Board over the year; and

¡	The industry’s general competitive operating and financial environment.

Upon completion of the evaluation process, scorecard results of each Business Unit and Division are reviewed by Corporate Finance, our Chief Financial Officer (“CFO”), and our CEO in relation to Encana’s overall corporate performance. The metrics within each performance category are attributed a numerical score which is, in turn, assigned a performance rating illustrated by the scale below:

PERFORMANCE SCORE	PERFORMANCE ASSESSMENT
81-100	Objective Exceeded
60-80	Objective Achieved
Below 60	Objective Not Achieved

Consolidated Corporate Performance Scorecard results are presented to the HRC Committee and the Board for review and approval at its February meeting. Approved results are used by the HRC Committee to develop annual incentive (or HPR) award recommendations for our executive officers to be provided to the Board for review and approval. The Corporate Performance Scorecard results approved by the Board for 2011 are summarized below:

OPERATIONAL PERFORMANCE			WEIGHTED 60%
Performance Measure	Weighting	2011 Results	Objective Met	Performance Score (Out of 100)	Performance Assessment
Total Production	30%	3.48 billion cubic feet equivalent per day (“Bcfe/d”). Achieved Budget of 3.48 Bcfe/d and on a per share basis.	Ö	75	Achieved
Capital	35%	Drill bit capital of $4.41 billion, 4% below Budget of $4.57 billion. Net capital of $3.01 billion, 21% below Budget of $3.83 billion.	Ö	75	Achieved
Capital Program Performance	10%	Capital program spending of $3.14 billion met expectations of $3.06 billion. Production additions of 0.41 Bcfe/d, slightly lower than target of 0.49 Bcfe/d due to program timing delays which were offset by better base production performance.	Ö-	65	Mixed
Total Operating Costs	15%	$1.03 billion, 7% below Budget of $1.11 billion. $0.81 per Mcfe, 8% below Budget of $0.88 per Mcfe, on a per unit basis.	ÖÖ	85	Exceeded
Environmental and Regulatory Results and Safety Performance	10%	Number of spills increased 27% over 2010 due to increased water handling. 21% decrease in spill volume over 2010. Total recordable injury frequency decreased 7% from 2010. Lost time incident rate decreased 35% from 2010. Motor Vehicle Incident (“MVI”) rate decreased 19% from 2010. Zero fatalities in 2011.	Ö	70	Achieved

CONSOLIDATED PERFORMANCE			WEIGHTED 40%
Performance Measure	Weighting	2011 Results	Objective Met	Performance Score (Out of 100)	Performance Assessment
Total Proved Reserves

14.2 trillion cubic feet equivalent (“Tcfe”) of proved reserves, based on forecast pricing.[14] Added 2.3 Tcfe of proved reserves, before acquisitions and divestitures, through the drill bit and production replacement of 180%.

Ö
Corporate Administrative Costs		$0.27 per Mcfe below Budget of $0.29 per Mcfe by 7%.	Ö
	50%			65	Achieved
Netbacks		$2.85 per Mcfe (excluding hedging), 7% below Budget of $3.05 per Mcfe. Total netback of $3.61 per Mcfe (including hedging) achieved Budget target of $3.61 per Mcfe.	Ö
Operating Earnings		$0.54 per share diluted or $398 million exceeded Budget target of $0.45 per share diluted by 20%.	Ö
Cash Flow		$5.66 per share diluted or $4.18 billion total exceeded Budget target of $5.54 per share by 2%.	Ö
Free Cash Flow		-$0.40 billion, exceeded Budget target of -$0.74 billion by 46%.	Ö
Dividend		$0.80 per share, achieved Budget target.	Ö
	50%			65 -10 55	Mixed Score reduced to reflect decline in share price performance in 2011.
Return on Capital Employed		2% return exceeded Budget target of 1% by 1% but lower than long-term target.	-
Debt to Capitalization		33%, achieved Budget target.	Ö
Debt to Adjusted EBITDA		1.9 times, lower than Budget target of 2.1 by 10% but higher than desired long-term.	-
Debt to Debt Adjusted Cash Flow		1.8 times, higher than Budget target of 1.7 by 6% and higher than desired long-term.	-

STRATEGIC PERFORMANCE		DISCRETIONARY
	Objective Met	Performance Assessment
Evolved strategy to effectively align with challenging business environment, re-directing capital to highest return plays while delivering on current year guidance.	Ö	Balanced rating. Strong execution of 2011 strategic initiatives recognized, however no discretionary adjustment made to scorecard results.

Successful completion of significant acquisition, divestiture and joint venture (“JV”) activity through active portfolio management. Executed $2.1 billion in divestitures on midstream and upstream assets and acquisitions of $515 million in potential liquids-rich landholdings, for net divestitures of approximately $1.6 billion. Key investment in opening new markets for natural gas through acquisition of 30% interest in Kitimat LNG facility.

Ö
Ö
Unsuccessful conclusion of Petro-China JV negotiations offset by successful conclusion of large-scale Canadian JV transaction adding significantly to future resource development plans and acceleration of value recognition.	-
Realized strategic, financial and operational benefits from 2011 hedging positions, resulting in $638 million in after-tax gains.	Ö

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, free cash flow, capitalization, adjusted EBITDA and debt adjusted cash flow and information relating to the presentation of reserves data and other oil and natural gas information, see Appendix A to this Information Circular.

[14]	Proved reserves are evaluated relative to industry and internal past performance, and not in relation to a specific target.

Determination of 2011 HPR Award for our CEO

The 2011 Target HPR award for our CEO, Mr. Eresman, was 125 percent of his annual base salary, with eligibility to earn up to a maximum of two times Target HPR Award for outstanding performance.

For 2011, HPR award eligibility for Mr. Eresman was assessed based on Encana’s overall performance, as demonstrated by approved results of our Corporate Performance Scorecard. Mr. Eresman’s performance was also evaluated in relation to: (i) Encana’s performance relative to the industry’s general competitive operating and financial environment; (ii) our 2011 Total Shareholder Return (“TSR”); (iii) results of Encana’s overall 2011 reserves evaluation; and (iv) achievement of specific objectives and strategic leadership demonstrated during the year, as summarized below:

Randy Eresman is Encana’s President & CEO. Since joining one of Encana’s predecessor companies in 1980, Randy has held various technical and leadership positions, before being named Chief Operating Officer in 2002. In 2006, he was appointed President & Chief Executive Officer of Encana. Randy is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; the World Presidents’ Organization; and the Canadian Council of Chief Executives.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	OBJECTIVE MET OR EXCEEDED
Achieve performance targets and objectives set out in the Budget and aligned with our strategic plan.

Achieved core financial and operating targets despite challenging external conditions. Total production of 3.5 Bcfe/d, increased 5% over 2010. Added proved reserves of 2.3 Tcfe, before acquisitions and divestitures, replacing 180% of production. Successful execution of divestitures of $2.1 billion in non-core assets, with net divestitures of approximately $1.6 billion, significantly exceeded budgeted target of $1 billion. Successful progression of new JV negotiations following unsuccessful PetroChina discussions. Advanced oil, liquids-rich natural gas and liquids extraction initiatives.

Achieved

Ensure sound financial performance as evidenced by the achievement of key performance measures.

Effectively managed balance sheet, generating cash flow of $4.2 billion and operating earnings of $398 million. Realized commodity hedging gains of $638 million after tax. Return on capital employed, debt to capitalization, debt to adjusted EBITDA and debt to debt adjusted cash flow metrics improved during the year, however did not achieve desired long-term targets.

Mixed

Steward our operating and capital expenditures.

Achieved effective cost reductions and efficiencies, reducing operating and administration costs by 8% and drill bit capital spending by 4% from 2011 targets. Effective re-allocation of capital to advance new oil and liquids-rich opportunities and continued to assemble several large, low cost positions in new potential resource plays.

Exceeded/ Achieved

Develop, communicate, and execute a corporate strategy designed to achieve sustained, profitable growth.	Stewarded Encana’s strategic direction, including effective communication of transition to increased emphasis on light oil and NGLs in 2011.	Achieved

Foster a culture of safety in all our operations, including through continuous improvement of our safety performance, and environmental and regulatory compliance.

Strong overall reductions in MVI rate and spill volumes in Canadian and USA Divisions. Very strong safety performance in USA Division. Continued industry leading environment and safety programs in U.S. and Canada. Zero fatalities in 2011.

Achieved

Foster and lead a corporate culture that promotes ethical practices and encourages individual integrity and corporate and social responsibility.

Recognition as industry leader in Corporate Responsibility and Corporate Governance, including in Dow Jones North America Sustainability Index, 2011 Carbon Disclosure Index for Canada, “Best 50 Corporate Citizens in Canada” (among only two oil and gas producers in top 20), “Global 100 Most Sustainable Corporations in the World”, “Global 100 World Leaders in Clean Capitalism” (Corporate Knights Magazine), Co-Winner, “Responsible Canadian Energy Award” (CAPP), and recognition as sustainability industry leader in voluntary disclosure.

Exceeded

Ensure effective succession planning for the Executive Team, and monitor Executive Team performance against individual performance objectives.

Executive Team succession planning process effectively completed and reviewed with the Board. Added two new Executive Team members in 2011. Successful monitoring and oversight of Executive Team performance achieved through use of performance contracts and completion of individual performance look backs.

Exceeded

Following its review of Encana’s overall performance in relation to objectives set out in the Corporate Performance Scorecard and the factors described above, the Board approved a 2011 HPR award for Mr. Eresman of $1,220,783. In determining this award, the Board agreed with the recommendation of Mr. Eresman and applied a discretionary reduction of 50 percent to the HPR award determined under the HPR Plan, reducing Mr. Eresman’s award by $1,220,783. The final 2011 HPR Award approved by the Board for Mr. Eresman represents approximately 69 percent of his 2011 Target HPR award amount.

Determination of 2011 HPR Awards for our NEOs

The Target HPR awards for our NEOs in 2011 range between 50 to 75 percent of annual base salary, with eligibility to earn to a maximum of two times Target HPR for outstanding performance. In addition to Corporate Performance Scorecard results, individual performance is also evaluated in relation to objectives established by the NEO at the beginning of the year in their annual performance contract. In developing recommendations for HPR awards for our NEOs, the HRC Committee also considers performance assessments completed by the CEO. An overview of the key accomplishments of each of our NEOs in 2011 is provided below:15

As Chief Financial Officer, Sherri Brillon is responsible for the overall direction of Encana’s financial operations, as well as its Planning, Portfolio Management, Tax, Treasury, Risk Management and Audit functions. Sherri is responsible for ensuring Encana has the financial resources in place to execute its strategic objectives and for managing capital allocation decisions to support our Budget. Since joining one of Encana’s predecessor companies in 1985, she has held senior leadership roles in Planning, Reserves, Supply Management, Land Management, Business Analysis and Investor Relations. Sherri has been named one Canada’s Most Powerful Women: Top 100 list four years in a row and inducted into the Top 100 Hall of Fame™. In 2010, she was recognized with the “Driven Trailblazers” award for Calgary’s women in energy.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	OBJECTIVE MET OR EXCEEDED
Oversee and coordinate development of Corporate Strategic Plan and deliver to Executive Team and Board to facilitate development of overall strategic objectives and goals.	Coordinated strategic plan development for Executive Team and Board review. Provided key oversight to ensure effective adaptation to commodity price environment and response to emerging opportunities.	Achieved

Provide critical and independent examination of the Project Approval Request (“PAR”) process and overall portfolio. Coordinate capital allocation and deliverables analysis in development of the capital Budget. Provide guidance to facilitate resource allocation decisions, including operations risk analysis and consolidated PAR and associated metric reporting.

Successful completion of key PAR reviews across the company and comprehensive Portfolio Management training, including boot camps, software and JV valuation. Timely and effective participation in capital allocation discussions. Continued review and coordination with Divisions and Business Development to enhance quality of PAR submissions.

Exceeded

Ensure completion of timely and comprehensive Corporate Performance Reporting and Analysis. Provide coordinated price and marketing information for key business analysis. Oversee all organizational performance reporting, scorecards, and performance award compilations.

Effective completion of transparent reporting and objective assessment of organizational performance results and communication of process and results to the Board. Coordination of corporate price files completed. Successful coordination of quarterly reporting and consolidation of performance results with the Divisions. Effective oversight of business modelling provided proactive response to emerging opportunities.

Exceeded

Maintain market access to funding and appropriate debt metrics. Effective oversight of Treasury and cash management activities. Develop and implement new international financing and tax structures to support our acquisition and disposition activity.

Debt metrics offside at mid-year and balance sheet concerns identified early and continuously monitored. Effective and timely completion of renewal of credit facility and debt issuance along with divestiture activity restored financial flexibility and brought debt metrics onside by year-end. Completed analysis of key Canadian and U.S. debt issues. Successful execution of a significant number of complex tax projects.

Exceeded

Continued provision of proactive risk support to the Divisions. Develop effective insurance programs to enhance efficiencies. Work across the company to develop cohesive and comprehensive risk reviews and reporting.

Completed consolidated simplification of third party insurance program with enhanced coverage and optimized cost structure. High level of credit support secured for key areas, no bad debts incurred. Comprehensive risk reviews and reporting completed on a timely and proactive basis.

Achieved

[15]	Mr. Graham resigned prior to the performance assessments noted above and payment of 2011 HPR Awards. He did not receive an HPR Award in respect of 2011.

Jeff Wojahn has served as President of our USA Division since 2006. He is responsible for all upstream exploration and production activities in the U.S., including key natural gas resource plays in the Jonah Field and Piceance Basin (U.S. Rockies); Bossier reservoir (East Texas); and Haynesville resource play (Louisiana and Texas). Prior to his appointment, Jeff served as President of our former Canadian Plains Region. Jeff has performed key roles in the development of a new business platform in the U.S. Rockies and Deep Basin of Western Canada and the innovative application of new shallow gas technology across Encana. Jeff is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; the Independent Petroleum Association of America; and the Young Presidents’ Organization.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	OBJECTIVE MET OR EXCEEDED
Achieve budgeted production, operating, and reserve addition objectives.

Oil and NGL production increased 10% above Budget. Total production increased 1% from 2010 to 1,936 MMcfe/d, just 1% below Budget. The USA Division added about 1.1 Tcfe of reserves through drilling and replaced about 150% of its production in 2011. Successful operational achievements in liquids play testing and completion of long lateral drilling activities.

Achieved
Continued focus on responsible and disciplined cost reduction to decrease capital and operating costs.

Effective cost reductions and efficiencies achieved. Total operating costs decreased to $0.60/Mcfe, a reduction of 5% from Budget, and reduction in core capital spend of $43 million while achieving operational targets.

Achieved

Perform annual resource assessments. Manage risk assessment and PAR process for all exploration and exploitation projects and ensure completion of peer review and look-backs on all exploratory and development phases.

Successful completion of annual resource assessments. Effective oversight of risk assessment and PAR process and timely completion of peer review and look backs. Added 3.3 Tcfe of low estimate (1C) economic contingent resources.

Achieved
Continuously seek to improve our safety, environmental and regulatory compliance performance. Ensure targets are in place and observed for all business units.

Outstanding safety performance in 2011, with results at best ever levels. Total recordable injury frequency reduced 29%, while lost time injury incidents decreased 51% over 2010. MVI rate similarly decreased 22% from 2010. Number of spills increased 31%; however spill volumes reduced 21% from 2010.

Exceeded
Successfully oversee execution of divestiture of identified non-core assets and strategic JV objectives.	Effective completion of divestitures of non-core properties for total proceeds of $1.8 billion, as well as successful execution of significant JV arrangements.	Achieved

As Chief Corporate Officer, Bill Oliver is responsible for a broad portfolio which includes HR, Communications, Investor Relations, Media Relations, Community Involvement, Information Technology and Administrative Services, including THE BOW project. Bill joined one of Encana’s predecessor companies in 1982, and has held executive leadership roles in areas including Exploration and Production, Marketing, Strategic Planning and Business Development. Bill is a past member of the Canadian Association of Petroleum Producers Markets & Transportation Executive Policy Group. He has served as a director of Syncrude Canada, Prism Sulphur Corporation, Pan-Alberta Gas Ltd. and the Independent Petroleum Association of Canada.

PERFORMANCE OBJECTIVE	PERFORMANCE RESULT	OBJECTIVE MET OR EXCEEDED

Ensure market competitiveness of our HR programs and that effective performance management, development and reward systems are continuously improved to attract, retain, engage and develop high performing employees. Monitor attrition and retention.

Effective implementation of initiatives to enhance competitiveness and address retention, including a new RSU Plan. Successful review and enhancement of employee programs to ensure ability to attract, retain and motivate top talent. Successful completion of enhancements to performance assessment process.

Exceeded

Oversee restructuring of internal and external websites (www.encana.com; ECN employee intranet) to enhance functionality and ensure effective delivery of company information. Continuous development of Social Media Strategy to support business objectives.

Successful launch of enhanced external website and employee intranet, significantly increasing functionality and delivery of key messages and information to stakeholders. Continuous review of Social Media Strategy generated increased use and following of Encana messages internally and externally.

Achieved

Provide timely and transparent Investor Relations, including communication of our strategy and transition to the investment community and external stakeholders. Oversee development of high quality communications regarding our key messages, direction and operations, including our Annual Report, news releases and presentations.

	Oversaw creation of innovative, award-winning 2010 Annual Report and development of clear, concise messaging of Encana’s strategic direction and increased emphasis on light oil and NGLs.	Exceeded

Continuously improve and enhance the stewardship of our Information Technology (“IT”) function and disciplined pursuit of cost reduction and efficiencies while maintaining superior functionality and service quality.

Achieved an overall reduction in General & Administrative/capital spend of 4% below Budget. Successful execution of over 300 major IT initiatives; completion of outsourcing initiatives with expected savings of over $12 million over 5 years.

Exceeded
Ensure tight integration between current facilities and office services plans and processes and future operational needs of THE BOW.

Continued oversight of THE BOW tenant improvements and positioning for occupancy in 2012. Successfully secured additional adjacent growth space and subleased existing office space prior to move to THE BOW. Continued oversight of Dallas Office building construction for occupancy in Q3 2012.

Achieved

For disclosure with respect to the references to non-GAAP measures, such as cash flow, operating earnings, free cash flow, adjusted EBITDA and for disclosure relating to reserves data and other oil and gas information, see Appendix A to this Information Circular.

Upon the recommendation of the HRC Committee, the Board approved 2011 HPR Awards for our NEOs as follows. Approved amounts referred to below reflect the discretionary adjustment made by the Board to reduce 2011 HPR Awards for our NEOs by 25 percent from award amounts determined under our HPR Plan.

2011 NEO HPR AWARDS
	Target HPR Award(1) (%)	Minimum HPR Award ($)	Target HPR Award ($)	Maximum HPR Award(2) ($)	2011 HPR Award ($)
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	65	0	328,575	657,150	393,058
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	75	0	568,688	1,137,375	Nil(3)
BILL OLIVER Executive Vice-President & Chief Corporate Officer	50	0	278,025	556,050	358,652
JEFF WOJAHN Executive Vice-President (President, USA Division)	75	0	610,391	1,200,783	667,234

Notes:

(1)	Expressed as percentage of annual base salary.

(2)	Maximum HPR Award for each NEO is based on eligibility to receive two times Target HPR Award for outstanding performance.

(3)	Mr. Graham resigned February 7, 2012, prior to finalizing 2011 HPR awards.

Compensation Element: Our Long-Term Incentive (“LTI”) Program

To align the interests of our executive officers with those of our shareholders, reward eligibility under our LTI plans is based on Encana’s share price performance, as well as specified operational achievements in relation to our LTI Recycle Ratio. Alignment is also sought through the use of vesting schedules and, in respect of our PSU and RSU grants, deferral of all vesting for a period of three years following the date of grant.

For 2011, the Board approved an LTI grant to our executive officers consisting of an equal combination of: (i) stock options;16 (ii) PSUs and (iii) RSUs. Through the balanced use of various LTI vehicles and reward horizons, we believe our LTI program encourages a long-term view among our executive officers, mitigates compensation-related risk and aids with retention. Further information regarding our 2011 LTI grants is provided below.

Stock Options

In February 2011, our executive officers received a grant of stock options in accordance with our shareholder-approved Employee Stock Option Plan (“ESOP”). Under our ESOP, the exercise price of stock options granted is not less than the closing price of Common Shares on the TSX on the trading day immediately prior to the grant date.17 Stock option grants vest 30 percent on the first and second anniversary of the grant date, respectively, and 40 percent on the third anniversary of the grant date. Stock options granted are not transferable and expire five years from the grant date if unexercised. Each stock option grant is subject to the terms of the ESOP and corresponding Stock Option Grant Agreement, including continued active employment on the vesting date. Each stock option currently granted under the ESOP has an associated Tandem Share Appreciation Right (“TSAR”).

[16]	U.S. based employees of our U.S. subsidiaries are granted SARs in lieu of stock options grants under our ESOP.
[17]

Unless the stock option grant occurs within a trading blackout period imposed by Encana (“Blackout Period”), in which case the exercise price is based on the closing price of Common Shares on the TSX on the first full trading day following the end of such Blackout Period. For employees of our U.S. subsidiaries, the exercise price of SARs is based on the closing price of Common Shares on the New York Stock Exchange (“NYSE”) on the trading day immediately prior to the grant, with similar provisions to our ESOP in the event of a SAR grant during a Blackout Period. For additional information regarding the ESOP and Employee Stock Appreciation Rights (“ESAR”) Plan and stock option and SAR grants thereunder, see “Equity Compensation Plan Information” on pages 51 to 53.

Restricted Share Units (“RSUs”)

Our executive officers also received a grant of RSUs under a new Restricted Share Unit Plan (the “RSU Plan”) approved by the Board in February 2011. The RSU Plan was adopted to assist Encana to remain market competitive with companies, including those within our Compensation Peer Group, with whom we compete for top talent in the U.S. and Canada. Nine of the 13 companies in our Compensation Peer Group include RSUs among the LTI vehicles available for grants to their executive officers.

Under the RSU Plan, each RSU is equivalent in value to a Common Share. The 2011 RSU grant will vest and be paid out in cash or Common Shares, at the election of the HRC Committee, on the third anniversary of the grant date in 2014 (the “RSU Vesting Date”). In 2011, the HRC Committee determined that any RSUs which vest on the RSU Vesting Date will be settled in cash. Upon vesting, each RSU paid out in cash will have a value equal to the closing price of a Common Share on the trading day immediately prior to the RSU Vesting Date. Where dividends are declared on Common Shares, additional RSUs are credited, and subject to the same terms as the underlying RSU. Each RSU grant is subject to the terms of the RSU Plan and corresponding RSU Grant Agreement, including continued active employment on the RSU Vesting Date.18

Performance Share Units (“PSUs”)

Our executive officers also received a grant of PSUs pursuant to our Performance Share Unit Plan (the “PSU Plan”) in February 2011. Vesting eligibility under the PSU Plan is assessed each year by the HRC Committee based on Encana’s performance in relation to specific LTI Recycle Ratio performance thresholds. Vesting eligibility of each PSU grant is assessed 30 percent on the first and second anniversaries of the grant date, respectively, and 40 percent on the third anniversary of the grant date. PSUs deemed eligible to vest in a particular year based on performance (“Eligible PSUs”) vest and are paid out in cash on the third anniversary of the grant date (the “PSU Vesting Date”). PSUs deemed by the HRC Committee to be ineligible to vest are forfeited and cancelled. Each PSU grant is subject to the terms of the PSU Plan and corresponding PSU Grant Agreement, including continued active employment on the PSU Vesting Date.19

Eligible PSUs in respect of a performance year are converted to a notional cash value based on the average closing price of Common Shares on the TSX over the last 20 trading days of the performance year to which they relate (the “Eligible PSU Amount”).20 Where dividends are declared on Common Shares, additional PSUs are credited, and subject to the same terms as the underlying PSU. Once converted to an Eligible PSU Amount, however, the underlying Eligible PSUs cease to attract dividend equivalents.

Eligible PSU Amounts accumulate over the three year life of the grant, before the cash value vests and is paid out on the PSU Vesting Date. The HRC Committee has discretion to attribute a nominal form of interest to Eligible PSU Amounts. In respect of 2011, the HRC Committee exercised its discretion not to attribute a nominal interest to accumulated Eligible PSU Amounts of our employees, including our executive officers.

Use of LTI Recycle Ratio as Performance Measure

To determine the vesting eligibility of our PSU grants, we use Recycle Ratio as our performance measure (“LTI Recycle Ratio”), which is based on the following formula:

LTI Recycle Ratio[21]	=	Netback (per Mcfe)
Finding & Development Costs (per Mcfe)

Netback is calculated including hedging, less corporate administration costs. Following the determination of our total proved reserves by external reserves evaluators, finding & development costs are calculated based on capital spending and proved reserves additions. We use an independent firm to review our LTI Recycle Ratio calculation.

[18]	For additional information regarding the RSU Plan and the terms of RSU grants thereunder, see “Equity Compensation Plan Information – Restricted Share Unit Plan” on pages 54 to 55.
[19]	For additional information regarding the PSU Plan and the terms of PSU grants thereunder, see “Equity Compensation Plan Information – Performance Share Unit Plan” on pages 53 to 54.
[20]	For employees of our U.S. subsidiaries, the average closing price on the NYSE is used.
[21]	To determine vesting eligibility of applicable PSU grants, LTI Recycle Ratio is rounded up to the nearest 0.05.

Recycle Ratio is a key profitability and efficiency metric in industry which measures our ability to generate operating cash flow in excess of the cost of adding reserves. It relates the profit (or “Netback”) per unit of volume that the production base generates in a year to the cost of adding new proved reserves through the drill bit (or “Finding & Development Costs”) per unit of volume in the same year. The higher our LTI Recycle Ratio, the greater the profitability and efficiency of our operations.

We believe LTI Recycle Ratio is an appropriate measure of value added through our operations. It provides a clear line of sight for our employees, including our executive officers, to pursue efficient and responsible low cost production growth. In this regard, we believe our use of LTI Recycle Ratio aligns the performance of our executive officers with the achievement of our strategic objective to deliver disciplined value to our shareholders over the long-term.

In February 2010, PSU grants were made to employees, including our executive officers, following Encana’s completion of the arrangement which split Encana and Cenovus Energy Inc. (“Cenovus”) into two independent, publically traded companies (the “Arrangement”). At that time, the HRC Committee established initial PSU vesting eligibility thresholds based on historical performance data from an original peer comparison group. These thresholds were reviewed by the HRC Committee in 2011 in relation to more recent comparative data and changes in commodity prices. Based on this review, new PSU vesting eligibility thresholds were approved by the HRC Committee to reflect more appropriate targets. Original vesting eligibility thresholds in respect of the 2010 PSU grant and the new vesting eligibility thresholds approved by the HRC Committee in 2011 are as follows:

GRANT YEAR	LTI RECYCLE PSU VESTING ELIGIBILITY RATIO THRESHOLDS
2011	2.5	2.0	1.5	1.5 – 2.5
2010	3.0 or Greater	2.5	2.0	2.0 – 3.0
PERCENTAGE OF PSUs DEEMED ELIGIBLE TO VEST	150%	100%	50%, remaining 50% forfeited	Linear Determination

Where the LTI Recycle Ratio approved for a performance year does not meet the minimum or exceeds the maximum thresholds noted above, the HRC Committee retains discretion to determine whether (and the extent to which, if at all) such PSUs may become Eligible PSUs. In respect of 2011 and 2010 PSU grants, however, vesting eligibility is capped at a maximum of two times the original grant.

At its February 2012 meeting, the HRC Committee approved an LTI Recycle Ratio of 1.65 for the first tranche of the 2011 PSU grant and second tranche of the 2010 PSU grant. In respect of the second tranche of the 2010 PSU grant only, the HRC Committee exercised discretion to align the approved LTI Recycle Ratio with the new vesting eligibility thresholds previously approved in 2011. The proportion of 2011 and 2010 PSU grants deemed to be Eligible PSUs (and the corresponding proportion forfeited), based on approved 2010 and 2011 LTI Recycle Ratios, as at February 28, 2012, is illustrated below.

	2010 PSU GRANT		2011 PSU GRANT
	% DEEMED ELIGIBLE PSUs	% FORFEITED	% DEEMED ELIGIBLE PSUs	% FORFEITED
1st TRANCHE (30% of GRANT)	100% (2.50 Recycle Ratio)	Nil	65% (1.65 Recycle Ratio)	35% (1.65 Recycle Ratio)
2nd TRANCHE (30% OF GRANT)	65% (1.65 Recycle Ratio)	35% (1.65 Recycle Ratio)	Assessed in 2013	Assessed in 2013
3RD TRANCHE (40% OF GRANT)	Assessed in 2013	Assessed in 2013	Assessed in 2014	Assessed in 2014

LTI Grants to our Executive Officers

Each year, the HRC Committee recommends the annual level and amount of LTIs to be granted to our executive officers. Guidelines for LTI grants to our executive officers are developed based on competitive market data from our Compensation Peer Group and incorporate a range designed to deliver pay at various targeted compensation levels based on performance. Individual LTI grants, including positioning within the guidelines’ range, are based on factors such as individual and corporate performance, scope and nature of responsibilities, competitive market data, internal equity considerations and, in respect of our Executive Team, the recommendation of our CEO. Prior LTI grants are not taken into consideration in determining the positioning of our executive officers within the LTI guidelines. Following review of these factors and consideration of analysis from its independent advisor, Meridian, annual LTI grant recommendations are developed by the HRC Committee and provided to the Board for review and approval.

Other Compensation

To remain competitive with the executive compensation programs of our peers, including our Compensation Peer Group, Encana provides the following additional compensation arrangements, or perquisites, to our executive officers: (i) annual allowance for additional benefits or perquisites selected by the individual; (ii) annual fee for individual financial planning and tax preparation services; (iii) membership fees associated with the personal use of clubs; and (iv) Company-provided parking. Details regarding the value of these additional compensation arrangements are provided in the “All Other Compensation” column of our Summary Compensation Table at page 42.

Retirement and Pension Arrangements

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) participated in the Defined Benefit (“DB”) component of the Encana Corporation Canadian Pension Plan (“Registered DB Plan”) in 2011. Our Registered DB Plan is a registered pension plan which provides participants with a predictable pension payable upon retirement from Encana. Normal retirement is the first day of the month following the participant’s 65th birthday. Participants may, however, retire as early as age 55 with a reduced pension for early commencement.

Pensions are payable from our Registered DB Plan up to the level permitted from a registered pension plan under the Income Tax Act. Pension benefits beyond the limits permitted from a registered pension plan will be paid to our CEO and our participating NEOs from the Encana Corporation Canadian Supplemental Pension Plan (“Supplemental DB Plan”). Our Registered DB Plan and Supplemental DB Plan are collectively referred to in this CD&A as our “DB Pension Plan”.

One of our NEOs (Ms. Brillon) is currently a participant in the Defined Contribution (“DC”) component of the Encana Corporation Canadian Pension Plan (“Registered DC Plan”). Our Registered DC Plan is a registered pension plan in which Encana contributes to the account of a participating employee (or executive officer) an amount equal to eight percent of the employee’s pensionable earnings. Participants select among various investment options in the Registered DC Plan and are individually responsible for managing their DC accounts. Prior to commencing their participation in our DB Plan on January 1, 2003, two of our NEOs (Messrs. Graham and Wojahn) participated in our Registered DC Plan.

Contributions in excess of levels permitted in a registered pension plan are deposited into a separate account under the Encana Corporation Supplemental Defined Contribution Savings Plan (“Supplemental DC Plan”). Our Registered DC Plan and Supplemental DC Plan are collectively referred to in this CD&A as our “DC Plan”.

Additional information regarding the status of DB Plan benefits and DC Plan accounts of our CEO and NEOs is provided in the Defined Benefit Pension Table and the Defined Contribution Pension Table, together with the accompanying discussion, at pages 45 to 47. Additional information regarding the compensatory changes in the accrued pension obligations for our CEO and NEOs in 2011 is also provided in the Summary Compensation Table at page 42.

Deferred Compensation Arrangements: Our DSU Plan

Under our Deferred Share Unit Plan for Employees of Encana Corporation (our “DSU Plan”) our executive officers may elect to convert either 25 or 50 percent of their annual HPR award that otherwise would be payable in cash in the following year into DSUs, which are paid in cash only after the executive officer leaves Encana. Under the DSU Plan, the number of DSUs that may be credited to an executive officer’s DSU account is determined as follows:

Executive officers must elect to participate in the DSU Plan by December 31 of the year prior to the performance year for which their annual HPR award would be payable. Such elections are irrevocable. DSUs vest upon being credited to the DSU account of the executive officer and are only payable upon the individual’s departure from Encana. DSUs also attract additional DSUs equal to the dividends declared by our Board to be payable on Common Shares. In 2010, our CEO, Mr. Eresman, and one of our NEOs, Mr. Wojahn, elected to convert 25 and 50 percent, respectively, of their 2011 HPR awards into DSUs.

The HRC Committee is responsible for oversight of the DSU Plan, including approving annual elections of our executive officers. DSU holdings of our executive officers are included for purposes of determining ownership levels under our Share Ownership Guidelines.

Performance Graph

The following chart compares the cumulative Total Shareholder Return (“TSR”) for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.

As at December 31	2006	2007	2008	2009	2010	2011	5-Year Compound Average Growth Rate

ECA (TSX)(1)	100	127	110	132	116	78	-5%

S&P/TSX Composite(1)	100	110	74	100	117	107	1%

S&P 500(2)	100	105	67	84	97	99	0%

Notes:

(1)	In Canadian dollars.
(2)	In U.S. dollars.
(3)

For the purposes of this graph, it has been assumed that, upon completion of the Arrangement, Cenovus shares received by Encana shareholders were sold on the first day of trading and the proceeds reinvested in Common Shares on that day.

Over the five-year period ending December 31, 2011, the compound annual growth rate of our TSR was -5 percent. The compound annual growth rate of the Total Direct Compensation of our executive officers over this same period was 12 percent.

Consistent with our compensation philosophy, our program is highly focused on pay for performance. Approximately 72 percent and 62 percent of the 2011 Total Direct Compensation of our CEO and NEOs respectively, consisted of the expected grant date value of their respective LTI awards. For each LTI award granted to our executive officers, including in particular, our stock option grants, the actual compensation realized is contingent upon the Encana’s share price performance.

Encana’s share price performance was directly and adversely affected by a number of external factors in 2011, including an oversupply in natural gas resulting in a persistent depressed natural gas price environment. As the value of LTI awards to our executive officers is directly aligned with our share price performance, the 2011 Total Direct Compensation of our executive officers was significantly impacted by the decline in our share price during 2011. In respect of our CEO and our NEOs in particular, their outstanding Encana LTI grants from 2007 through 2011 were valued at December 31, 2011, at 26 percent of the original expected compensation value of such grants. In this regard, the LTI compensation eligibility of our executive officers was aligned with the experience of our shareholders over the same period.

Share Ownership Guidelines

To encourage our executive officers to build equity in Encana and align their interests with those of our shareholders, we have established Share Ownership Guidelines (the “Guidelines”).22 Under the Guidelines, required minimum ownership is five times base salary for our CEO, Randy Eresman, three times base salary for our Executive Team and one time base salary for designated Vice-Presidents. Existing participants have five years from the implementation of our Guidelines (or until January 1, 2015) to achieve the minimum required level of ownership (the “Compliance Period”). The status of executive ownership levels under the Guidelines is reported by the HRC Committee to the Board on an annual basis.

To calculate executive ownership levels, the aggregate value of Common Shares owned (including beneficial ownership) and the value of all DSUs and unvested RSU grants is included. Stock options granted, but not exercised, and PSU grants are not included in this calculation. The ownership status of our CEO and NEOs under the Guidelines and their remaining Compliance Period, as at February 28, 2012, is provided in the table below.23

STATUS OF EXECUTIVE SHARE OWNERSHIP[24]
NAME	REQUIRED SHARE OWNERSHIP (MULTIPLE OF BASE SALARY)	CURRENT SHARE OWNERSHIP (MULTIPLE OF BASE SALARY)	REMAINING COMPLIANCE PERIOD

RANDY ERESMAN	5 times	7.69 times	34 months

SHERRI BRILLON	3 times	3.59 times	34 months

BILL OLIVER	3 times	7.04 times	34 months

JEFF WOJAHN	3 times	4.12 times	34 months

Policy on Disclosure, Confidentiality & Employee Trading

Under our Policy on Disclosure, Confidentiality & Employee Trading, Encana expressly prohibits its executive officers, including our CEO and NEOs, from engaging in equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value) involving Encana securities which constitute part of their LTI awards or securities required in connection with the above Guidelines.

Changes to Our Program in 2012

At this time, the HRC Committee does not anticipate recommending or making any significant changes to its executive compensation policies and practices in the upcoming year.

[22]

Share Ownership Guidelines were originally established by Encana in 2003 and were subsequently amended by the Board in 2010 to increase the minimum share ownership requirements of our executive officers. The above description refers to the current Guidelines, as amended.

[23]	As a result of Mr. Graham’s resignation from Encana effective February 7, 2012, he is no longer subject to the Guidelines.
[24]	Ownership amounts above have been calculated as at February 28, 2012 based on the closing price of Common Shares on the TSX of C$20.01 on such date.

SUMMARY COMPENSATION TABLE

The compensation earned by our CEO and NEOs in 2011, 2010 and 2009, as discussed in the CD&A and elsewhere in this Information Circular, is summarized in the following table.(1)

NAME AND PRINCIPAL POSITION		SALARY ($)	SHARE- BASED AWARDS(2) ($)	OPTION- BASED AWARDS(3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE(4) ($)		ALL OTHER COMPENSATION(5) ($)	TOTAL COMPENSATION ($)
	YEAR				ANNUAL INCENTIVE PLANS ($)
RANDY ERESMAN	2011	1,415,400	4,391,986	2,189,719	1,220,783(6)	(117,656)	(7)	150,519	9,250,751
President & Chief Executive Officer	2010	1,402,762	2,968,093	2,734,293	2,653,876(6)	672,287		144,951	10,576,262
	2009	1,364,850	-	3,942,248	3,033,000	(403,648)		144,827	8,081,277

SHERRI BRILLON	2011	505,500	878,397	439,199	393,058	56,616		85,634	2,358,404
Executive Vice-President & Chief Financial Officer	2010	505,500	636,020	599,498	546,255	56,616		87,897	2,431,786
	2009	413,667	-	1,051,266	780,997(8)	44,426		84,406	2,374,762

MIKE GRAHAM	2011	758,250	2,023,451	1,010,157	Nil(9)	184,475		108,135	4,084,468
(Former) Executive Vice-President (President, Canadian Division)	2010	720,338	848,027	796,893	1,002,312	575,819		101,585	4,044,974
	2009	606,600	-	1,575,899	934,334(10)	105,016		95,982	3,371,831

BILL OLIVER	2011	556,050	878,397	439,199	358,652	27,241		96,105	2,355,644
Executive Vice-President & Chief Corporate Officer	2010	556,050	530,017	497,144	462,217	(18,855)		91,655	2,118,228
	2009	556,050	-	1,051,266	833,823(8)	(99,961)		92,245	2,433,423

JEFF WOJAHN	2011	813,855	2,023,451	1,010,157	667,234(6)	170,313		577,689	5,262,699
Executive Vice-President (President, USA Division)	2010	775,942	848,027	796,893	953,736	582,909		412,294	4,369,801
	2009	662,206	-	1,576,899	1,038,006(6)(10)	98,706		261,879	3,637,696

Notes:

(1)

All amounts in this Summary Compensation Table are reported in U.S. dollars, but were paid or are payable to the respective executive officer in Canadian dollars and have been converted for each year using an exchange rate of C$1.00 = US$1.011 for purposes of year-over-year comparability.

(2)

The grant date fair value of 2011 RSU and PSU awards is calculated as the number of units granted multiplied by the closing share price on the date prior to the grant date. PSU and RSU compensation expenses are accounted for on a fair value basis as required by IFRS 2, Share-Based Payment.

(3)

Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (the “Binomial Model”). In respect of 2011 awards, a binomial factor calculated by an independent consulting firm of 20% was applied, including the following assumptions and estimates: Option Term = 5.0 years; Volatility = 33%; Dividend Yield = 2.5%; Vesting = annual 30/30/40; and a yield curve based on prevailing 2010 interest rates. The Binomial Model is used to determine the number of options to be granted. Compensation expenses are accounted for using a Black-Scholes Model on a fair value basis, as required by IFRS 2, Share-Based Payment. As of December 31, 2011, the fair value of all Encana option-based awards for accounting purposes was estimated using the following assumptions: Expected Remaining Term = 2.0 years; Volatility = 31.59%; Dividend Yield = 4.19%; Risk Free Rate = 0.97%.

(4)

Pension Value represents the compensatory change year over year set out in the Compensatory Change column of the “Defined Benefit Pension Table” and the Compensatory Change column of the “Defined Contribution Pension Table”, respectively.

(5)

Amount includes the respective annual allowances paid to our CEO and each NEO ($36,396 for Messrs. Eresman, Oliver and Wojahn; $40,036 for Ms. Brillon and Mr. Graham); matching of contributions to Encana’s investment plan (Mr. Eresman: $87,636; Ms. Brillon: $33,042; Mr. Graham: $49,462; Mr. Oliver: $37,330; and Mr. Wojahn: $40,424), annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with company-provided parking. Mr. Wojahn’s amount includes a tax obligation payment, Foreign Service Premium ($81,386) and Commodities and Services Allowance ($12,962), paid as a consequence of his cross-border assignment to the United States.

(6)

In 2010, Mr. Eresman elected to convert 25 percent and Mr. Wojahn elected to convert 50 percent of their respective 2011 HPR Awards into DSUs in accordance with the DSU Plan. In 2009, Mr. Eresman elected to convert 50 percent of his 2010 HPR Award into DSUs. In 2008, Mr. Wojahn elected to convert 50 percent of his 2009 HPR Award into DSUs. See “Compensation Discussion and Analysis – Deferred Compensation Arrangements: Our DSU Plan” for more information.

(7)

Present Value of Accrued Obligation at Start of Year assumed that Mr. Eresman would receive a salary increase in April 2011 which he did not. The difference between the actual and estimated earnings is reflected in the ($117,656).

(8)

This amount includes additional incentive compensation paid to Ms. Brillon and Mr. Oliver, respectively, in respect of their contributions to Encana’s 2009 company-wide cost-savings initiative, or “10% Challenge Initiative”, and additional incentive compensation payable to each in respect of their significant contributions to successful completion of the Arrangement in 2009.

(9)	Mr. Graham resigned February 7, 2012 prior to payment of 2011 HPR awards.

(10)	This amount includes additional incentive compensation paid to Messrs. Graham and Wojahn, respectively, in respect of their contributions to Encana’s 10% Challenge Initiative in 2009.

OUTSTANDING OPTION-BASED AWARDS

The following table outlines the option-based awards outstanding for our CEO and NEOs as at December 31, 2011. Option-based awards below include Encana stock options and Encana Replacement Options (each identified as “ECA”) and Cenovus Replacement Options (identified as “CVE”). For more information regarding outstanding stock options, including Encana and Cenovus Replacement Options, see “Equity Plan Compensation Information – Employee Stock Option Plan” at pages 51 to 53.

NAME AND POSITION	OUTSTANDING OPTION-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)(1)	GRANT DATE	OPTION EXERCISE PRICE (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)(2)
RANDY ERESMAN President & Chief Executive Officer	ECA 349,000 374,000 423,000 386,250 378,750	14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008 13-Feb-2007	31.03 32.87 29.04 36.44 29.45	14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013 13-Feb-2012	0 0 0 0 0
	CVE 243,000 236,250	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	1,806,401 202,105
SHERRI BRILLON Executive Vice- President & Chief Financial Officer	ECA 70,000 82,000 112,800 77,250 63,125	14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008 13-Feb-2007	31.03 32.87 29.04 36.44 29.45	14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013 13-Feb-2012	0 0 0 0 0
	CVE 112,800 77,250	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	838,527 66,085
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	ECA 161,000 109,000 169,200 154,500 46,800	14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008 13-Feb-2007	31.03 32.87 29.04 36.44 29.45	14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013 13-Feb-2012	0 0 0 0 0
	CVE 72,000 54,500	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	535,230 46,623
BILL OLIVER Executive Vice-President & Chief Corporate Officer	ECA 70,000 68,000 112,800 77,250 75,750	14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008 13-Feb-2007	31.03 32.87 29.04 36.44 29.45	11-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013 13-Feb-2012	0 0 0 0 0
	CVE 112,800 77,250 30,750	11-Feb-2009 13-Feb-2008 13-Feb-2007	26.27 32.96 26.64	11-Feb-2014 13-Feb-2013 13-Feb-2012	838,527 66,085 217,400
JEFF WOJAHN Executive Vice-President (President, USA Division)	ECA 161,000 109,000 169,200 154,500 113,625	14-Feb-2011 10-Feb-2010 11-Feb-2009 13-Feb-2008 13-Feb-2007	31.03 32.87 29.04 36.44 29.45	14-Feb-2016 10-Feb-2015 11-Feb-2014 13-Feb-2013 13-Feb-2012	0 0 0 0 0
	CVE 169,200 154,500	11-Feb-2009 13-Feb-2008	26.27 32.96	11-Feb-2014 13-Feb-2013	1,257,790 132,170

Notes:

(1)

The number of securities underlying unexercised options includes stock options (both time and performance-based) that have vested and that have not yet vested as of December 31, 2011. In respect of 2007, 2008 and 2009 original stock option and Replacement Options, respectively, performance-based grants that did not vest, based on applicable LTI Recycle Ratio performance, have been cancelled and are not included in the amounts stated in this table. The proportionate vesting of the third and final tranche of performance-based 2009 Encana and Cenovus Replacement Options was determined in February 2012 and resulted in 15% of the Encana Replacement Options and 15% of the Cenovus Replacement Options granted in 2009, as shown in the above table, being forfeited.

(2)

All option-based awards to our CEO and NEOs were granted at option exercise prices in Canadian dollars. The value of unexercised in-the-money options above is based on the respective TSX closing prices of Common Shares of C$18.89 and Cenovus Common Shares of C$33.83 on December 30, 2011, which have been converted from Canadian dollars to U.S. dollars for purposes of this table using the December 31, 2011 exchange rate of C$1.00 = US$0.9833.

OUTSTANDING SHARE-BASED AWARDS

The following table outlines the share-based awards outstanding for our CEO and NEOs as at December 31, 2011. Share-based awards below refer to Encana’s 2011 and 2010 PSU grants and 2011 RSU grant. For more information, see “Equity Compensation Plan Information - Performance Share Unit Plan” and “Equity Compensation Plan Information - Restricted Share Unit Plan” on pages 53 to 55.

	SHARE-BASED AWARDS
NAME AND POSITION	NUMBER OF SHARES OR UNITS THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)(1)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)(2)
RANDY ERESMAN President & Chief Executive Officer	158,670	3,530,270	Nil
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	32,245	726,129	Nil
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	66,861	1,380,918	Nil
BILL OLIVER Executive Vice-President & Chief Corporate Officer	30,971	676,017	Nil
JEFF WOJAHN Executive Vice-President (President, USA Division)	66,861	1,380,918	Nil

Notes:

(1)

Represents the estimated value at December 31, 2011 of: (a) all RSUs granted in 2011 (including additional RSUs credited upon payment of dividends on Common Shares); and (b) all PSUs granted in 2010 and 2011, less PSUs previously deemed ineligible to vest and therefore forfeited. For purposes of this table, all PSUs previously deemed Eligible PSUs (from the first and second tranche of 2010 PSU grant and first tranche of 2011 PSU grant, respectively) are valued based on the Eligible PSU Amount held on behalf of the respective executive officer as at February 28, 2012 and any unassessed PSUs (third tranche of 2010 PSU grant and second and third tranche of 2011 PSU grant, respectively) have been valued, for illustration purposes only, based on a minimum payout of 50% of the target award (based on a notional threshold LTI Recycle Ratio) and the average closing price of Common Shares on the TSX over the last 20 trading days of December 2011, or C$19.35. Under the PSU Plan, minimum payout could be zero, or less than 50%, based on the LTI Recycle Ratio approved by the HRC Committee in a given year. For illustration purposes only, the 2011 RSU grant has been notionally valued using the average closing price of Common Shares on the TSX over the last 20 trading days of December 2011, or C$19.35.

(2)	In accordance with the PSU Plan and RSU Plan, vesting of the 2011 PSU and RSU grants and 2010 PSU grant is deferred until 2014 and 2013, respectively.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table outlines the aggregate dollar value of option-based awards and non-equity incentive plan compensation earned by our CEO and NEOs during 2011. As Eligible PSUs from 2010 and 2011 PSU grants do not vest until the respective PSU Vesting Dates in 2013 and 2014, and 2011 RSU grants do not vest until the RSU Vesting Date in 2014, no share-based awards vested in 2011.

NAME AND POSITION	OPTION-BASED AWARDS –VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR(2) ($)
RANDY ERESMAN President & Chief Executive Officer	1,623,940	Nil	1,220,783
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	451,429	Nil	393,058
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	649,576	Nil	Nil
BILL OLIVER Executive Vice-President & Chief Corporate Officer	451,429	Nil	358,652
JEFF WOJAHN Executive Vice-President (President, USA Division)	649,576	Nil	667,234

Notes:

(1)

The value of the option-based awards is determined assuming the CEO or respective NEO exercised the options on the date they vested on February 10, 2011, February 11, 2011 and February 13, 2011, respectively, and therefore reflects the closing price of Common Shares on the TSX (C$32.02 on February 10, 2011, C$31.03 on February 11, 2011 and C$31.03 on February 13, 2011, respectively) and Cenovus Common Shares (C$34.71 on February 11, 2011 and C$34.71 on February 13, 2011, respectively), on such dates. All option-based awards to our CEO and NEOs are granted at option exercise prices in Canadian dollars. The value vested during the year is converted from Canadian dollars to U.S. dollars using an exchange rate of US$1.0045 (on February 10, 2011) and C$1.00 = US$1.0098 (on February 11, 2011 and February 13, 2011) which is the noon buying rate for Canadian dollars to U.S. dollars on such dates as published by the Bank of Canada.

(2)	Non-Equity Incentive Plan Compensation includes annual incentive (or HPR) awards earned in respect of 2011, approved by the Board in February 2012.

DEFINED BENEFIT PENSION TABLE

Our CEO and three of our NEOs (Messrs. Graham, Oliver and Wojahn) participated in our DB Plan in 2011. The pension amount payable to DB Plan participants, including our CEO and participating NEOs, is based on two percent of the average of the highest consecutive five years of pensionable earnings in the 10 years prior to retirement multiplied by years of membership in the DB Plan. Our CEO and participating NEOs contribute from four percent of their pensionable earnings up to a defined annual maximum. For our CEO, pensionable earnings include annual base salary plus HPR Award to a maximum of 67 percent of base salary. For our NEOs, pensionable earnings include annual base salary plus HPR Award to a maximum of 40 percent of base salary. Benefits under the DB Plan have fully vested for our CEO and NEOs.

Pensions are payable for life, but continue for a minimum of 10 years after retirement for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse continue for a minimum of five years after retirement.

Pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003, and from age 60 (or 30 years of service, if earlier, but after age 55) for service following that date. Otherwise, pensions are reduced by one-quarter of one percent for each month the participant retires prior to age 62 (for service prior to January 1, 2003) or age 60 (for service following that date). Pensions payable from the Registered DB Plan are paid up to the level permitted from a registered pension plan, and from the Supplemental DB Plan for pension benefits beyond such level.

The following table outlines estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for our CEO and participating NEOs under the DB Plan as at December 31, 2011.

NAME AND POSITION	NUMBER OF YEARS CREDITED SERVICE AT END OF YEAR (#)		ANNUAL BENEFITS PAYABLE(1) ($)			PRESENT VALUE OF ACCRUED OBLIGATION AT START OF YEAR(4,5) ($)		COMPENSATORY CHANGE(6) ($)		NON- COMPENSATORY CHANGE(7) ($)	PRESENT VALUE OF ACCRUED OBLIGATION AT YEAR END(1,4) ($)
			At Year End(2)	At Age 65(3)
RANDY ERESMAN President & Chief Executive Officer	33.5833	(8)	1,463,614	1,959,946		21,826,353	(9)	(117,656)	(10)	4,527,916(11)	26,236,613(12)
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	9.0000	(13)	157,126	373,903	(14)	2,456,733		184,475		566,889(15)	3,208,097
BILL OLIVER Executive Vice-President & Chief Corporate Officer	31.3333	(8)	461,671	513,965		7,082,254	(16)	27,241		672,019(17)	7,781,514(18)
JEFF WOJAHN Executive Vice-President (President, USA Division)	9.0000	(12)	157,126	437,917		2,552,484		170,313		713,153(19)	3,435,950

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.9833.

(2)

Accrued pension to December 31, 2011, payable at normal retirement age of 65 based on final average earnings and Yearly Maximum Pensionable Earnings (“YMPE”) and DB pensionable service as at December 31, 2011.

(3)	Amounts payable on retirement at age 65, assumes continued service accrual to 65 and that the final average earnings and YMPE at age 65, remain unchanged from December 31, 2011.

(4)	The DB obligation (as defined by CSA 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in the note to Encana’s consolidated financial statements.

(5)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

(6)

Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts are converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

(7)	Includes interest on the DB obligation for the period, employee contributions plus changes in discount rate and exchange rates and other net experience as at December 31, 2011.

(8)	Includes three additional years of service granted under individual agreements in 2002.

(9)

Includes optional contributions account balance of $48,640 (converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054) as of December 31, 2010, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(10)

Present Value of Accrued Obligation at Start of Year assumed that Mr. Eresman would receive a salary increase in April 2011 which he did not. The difference between the actual and estimated earnings is reflected in the ($117,656).

(11)

Includes an amount of ($617,526) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

(12)

Includes optional contributions account balance of $45,013 (converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.9833) as of December 31, 2011, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(13)	Prior to January 1, 2003, Messrs. Graham and Wojahn were members of our DC Plan. See “Defined Contribution Table” for more information.

(14)

Amounts noted in respect of Mr. Graham as payable on retirement at age 65 are calculated as at December 31, 2011, assuming continued service accrual to 65. As a result of his resignation, Mr. Graham would not receive at age 65 the amount referenced above.

(15)

Includes an amount of ($76,689) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

(16)

Includes optional contributions account balance of $102,598 (converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054) as of December 31, 2010, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(17)

Includes an amount of ($179,762) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

(18)

Includes optional contributions account balance of $109,075 (converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.9833) as of December 31, 2011, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(19)

Includes an amount of ($82,576) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

DEFINED CONTRIBUTION PENSION TABLE

Under our DC Plan, contributions are made by Encana to accounts managed by the executive officer (the “DC Accounts”). One of our NEOs (Ms. Brillon) is a current participant in our DC Plan. DC contributions are based on eight percent of pensionable earnings, which include annual base salary plus HPR award to a maximum of 40 percent of annual base salary for our participating NEO.

Prior to January 1, 2003, two of our NEOs, (Messrs. Graham and Wojahn) were also members of our Registered DC Plan, during which time contributions to the Registered DC Plan were six percent of their annual base salary. Effective January 1, 2003, these NEOs commenced participation in the DB Plan and accordingly, no additional contributions were made to their DC Accounts. The following table outlines the change in value of the DC Plan holdings of these three NEOs over the course of 2011.

NAME AND POSITION	ACCUMULATED VALUE AT DECEMBER 31, 2010(1) ($)	COMPENSATORY CHANGE(2) ($)	ACCUMULATED VALUE AT DECEMBER 31, 2011(3,4) ($)
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	627,131	56,616	654,964	(5)
MIKE GRAHAM(6) (Former) Executive Vice-President (President, Canadian Division)	79,978	Nil	71,654	(7)
JEFF WOJAHN(6) Executive Vice-President (President, USA Division)	207,701	Nil	186,023	(8)

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2010 exchange rate of C$1.00 = US$1.0054.

(2)	Represents company contributions during 2011. Amounts are converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110.

(3)	Includes investment earnings during 2011 and the impact of the conversion from Canadian dollars to U.S. dollars.

(4)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.9833.

(5)

Includes investment earnings of ($13,825), converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110 and impact of conversion from Canadian dollars to U.S. dollars of ($14,958).

(6)

Since January 1, 2003, Messrs. Graham and Wojahn have been accruing pension benefits under the DB Plan and no contributions have been made to their DC Accounts. See “Defined Benefit Pension Table” for more information.

(7)

Includes investment earnings of ($6,750), converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110 and impact of conversion from Canadian dollars to U.S. dollars of ($1,573).

(8)

Includes investment earnings of ($17,593), converted from Canadian dollars to U.S. dollars using the average exchange rate during 2011 of C$1.00 = US$1.0110 and impact of conversion from Canadian dollars to U.S. dollars of ($4,084).

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Our executive officers do not have termination or severance arrangements other than individual change in control agreements. Our LTI Grant Agreements also separately provide for accelerated vesting of certain LTIs for all employees (including our executive officers) upon a change in control. These arrangements are described below.

At its February 2012 meeting, the Board accepted the recommendation of our CEO, Mr. Eresman, to reduce the severance period under Mr. Eresman’s existing change in control agreement, effective immediately, from its current period of 36 months to 24 months, to align with current compensation best practices. The description below therefore represents Mr. Eresman’s former entitlements under his change in control agreement as at December 31, 2011. Mr. Eresman’s current entitlement under his change in control agreement (which would only be triggered upon a change in control and subsequent termination of employment) would be based on a severance period of 24 months.

Change in Control Agreements

We have entered into change in control agreements with our CEO and our NEOs which provide for the payment of certain severance and other benefits in the event of both: (i) a change of control of Encana; and (ii) termination of the employment of the CEO or the NEO within the following three-year period, either by the company (other than for cause), or at the election of the CEO or the NEO (for specified reasons, such as a material alteration in duties, required relocation, or a reduction in salary or benefits other than an across-the-board reduction similarly impacting other executive officers).

These arrangements (known as a “double trigger”), which require both a change in control and a subsequent termination of employment before any payment is owed, provide value to existing shareholders as they extend a level of protection to our executive officers to encourage them to embrace a potential ownership change, notwithstanding that it may result in termination of their employment status.

The terms of the change in control agreements provide for the following severance benefits in the event of both a change in control and subsequent termination of employment, as referenced above. In respect of our CEO, were such events to have occurred as at December 31, 2011, entitlements referred to below would have been payable in respect of a severance period of 36 months. For our NEOs, entitlements referred to below would be payable in respect of a severance period of 24 months. As noted above, the current severance period under the change in control agreement of our CEO, Mr. Eresman, is 24 months.

The applicable severance entitlements of our CEO and NEOs, triggered upon the occurrence of both a change of control and subsequent termination of employment, as at December 31, 2011, were as follows:

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A lump sum severance payment equal to the base salary, annual allowance and annual HPR Award (the latter being the average HPR Award paid to the CEO or NEO, as applicable, over the immediately preceding three-year period) he or she would have earned over a period of 36 months (for our CEO) or 24 months (for our NEOs);

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Continuation, or payment in lieu, of medical, dental and insurance plan benefits and other perquisites, such as the value of matching contributions to the company’s investment plan, for a period representing 36 months (for our CEO) or 24 months (for our NEOs);

¡	Continued accrual of pension benefits for a period of 36 months for our CEO, or continued accrual or payment of contributions (as applicable) for a period of 24 months for our NEOs;

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Immediate vesting and payout of all Eligible PSUs, based on the notional value contained in the PSU Account of the CEO or NEO, and immediate vesting of all outstanding PSUs, based on a target LTI Recycle Ratio (or 100 percent vesting eligibility), and paid out based on the price at which Common Shares are valued for the purposes of the transaction(s) giving rise to the change in control or, if there are no such transaction(s), based on the average closing price of Common Shares during the 30 days prior to the change in control;

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Immediate vesting of all time-based Encana stock options and time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options. The remaining 50 percent of performance-based Encana Replacement Options continue to vest upon achievement of the performance criteria referred to in the respective grant agreements. Such vested Encana Replacement Options would remain available for exercise for a period of 36 months (for our CEO) or 24 months (for our NEOs) or until expiry, whichever is earlier; and

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Immediate vesting of all RSUs based on the price at which Common Shares are valued for purposes of the transaction(s) giving rise to the change in control or, if there is no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control.

Change in Control Under Our LTI Plans

Under Encana’s PSU Plan, upon a change in control, all Eligible PSUs would immediately vest and be paid out based on the notional value contained in the PSU Accounts of our executive officers. All outstanding PSUs would immediately vest based on a target LTI Recycle Ratio (or 100 percent vesting eligibility), and be paid out using the value of Common Shares for the purposes of the transaction(s) giving rise to the change in control or, if there are no such transaction(s), the average closing price of Common Shares over the 30 day period prior to the change in control. Similarly, under the RSU Plan upon a change in control, all unvested RSUs would immediately vest and be paid out based on price at which Common Shares are valued for purposes of the transaction(s) giving rise to the change in control, (or if there is no such transaction(s), the average of market value of such Common Shares during the 30 days prior to the change in control). Under Encana’s stock option Grant Agreements, all time-based stock options would immediately vest on a change in control. All time-based Encana Replacement Options and 50 percent of performance-based Encana Replacement Options would similarly immediately vest.25

In the above events, all Encana employees, including our CEO and NEOs, would be entitled to the accelerated vesting provisions described above.

Change in Control Table (1)

The following table summarizes the potential value that would have been received by our CEO and NEOs under their change in control agreements had a change in control of Encana occurred on December 31, 2011.

	CHANGE IN CONTROL AGREEMENTS(2)
NAME AND POSITION	CASH SEVERANCE (3) ($)		ANNUAL INCENTIVE PLAN (4) ($)	VALUE OF UNVESTED LTIs(5,6) ($)	INCREMENTAL VALUE (PENSION BENEFITS) ($)		OTHER COMPENSATION AND BENEFITS(7) ($)	TOTAL ($)
RANDY ERESMAN President & Chief Executive Officer	4,129,860		6,718,397	4,351,431	7,375,875	(8)	439,185	23,014,748
SHERRI BRILLON Executive Vice-President & Chief Financial Officer	983,300		1,360,645	895,221	110,130	(9)	166,575	3,515,871
MIKE GRAHAM (Former) Executive Vice-President (President, Canadian Division)	1,474,950		1,804,509	1,699,866	875,574	(10)	210,344	6,065,243
BILL OLIVER Executive Vice-President & Chief Corporate Officer	1,081,630		1,312,152	832,989	(34,411	)(10)	186,944	3,379,304
JEFF WOJAHN Executive Vice-President (President, USA Division)	1,474,950	(11)	2,494,346	1,699,866	776,545	(10)	174,231	6,619,938

Notes:

(1)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2011 exchange rate of C$1.00 = US$0.9833.

(2)

Change in control agreements with our executive officers are “double trigger”, requiring both a change in control and subsequent termination of the executive officer’s employment either by the company or the executive for “good reason” (as defined in the change in control agreement).

(3)	Calculated as the base salary that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively, using 2011 base salary amounts.

(4)

Calculated as the average of actual HPR awards, paid in the immediately preceding three calendar years (from 2008 to 2011) that would have been earned over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(5)

Value reflects entitlement upon a change in control for 2010 and 2011 Encana stock options and time-based Encana Replacement Options, respectively and 50 percent of performance-based Encana Replacement Options, unvested as at December 31, 2011 both under the change in control agreements for our executive officers and their respective LTI Grant Agreements. See Note (6) below. Change in control provisions in LTI Grant Agreements apply to all eligible employees, including executive officers, and are “single trigger”, requiring only a change in control (no termination of employment).

(6)

Represents the incremental value of 2010 and 2011 Encana stock options and time-based Encana Replacement Options, respectively, and 50 percent of performance-based Encana Replacement Options which were unvested at December 31, 2011 that vest on a change in control (but does not include the value of vested but unexercised 2010 and 2011 Encana stock options and Encana Replacement Options as of December 31, 2011). The amount is calculated based on the number of such 2010 and 2011 Encana stock options and Encana Replacement Options that would immediately vest upon a change in control multiplied by the difference between the closing price of Common Shares on the TSX on December 31, 2011 and the applicable exercise price under the respective grant agreement. This amount is converted from Canadian dollars to U.S. dollars at the exchange rate identified in Note (1). For the 2010 and 2011 PSU grants, the value reflects the amount Eligible PSUs in 2011, valued based on the average closing price of Common Shares on the TSX over the last 20

[25]	No accelerated vesting of Cenovus Replacement Options would occur for Encana employees (including its executive officers) upon a change in control of Encana.

trading days in December 2011, or C$19.35, plus the notional value of outstanding PSUs (excluding any previously forfeited PSUs) based on a notional target LTI Recycle Ratio (or 100 percent deemed eligibility) and valued for illustration purposes in this table only, using the average closing price of Common Shares noted above, or C$19.35. For the 2011 RSU grant, the value reflects the amount of RSUs outstanding as at December 31, 2011, notionally valued for the purposes of this table only, based on the average closing price of Common Shares on the TSX over the last 20 trading days in December 2011, or C$19.35.

(7)	Represents other compensation (and perquisites) that would be payable over a period of 36 months for the CEO and 24 months for each of the NEOs, respectively.

(8)

In the event of a change in control and termination of employment, Mr. Eresman would be credited with additional pensionable service of 36 months. The calculation of Mr. Eresman’s five-year final average pensionable earnings is based on his annual base salary plus HPR Award (capped at 67 percent of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age he would have attained at the end of such period. The incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Eresman’s accrued pension, as modified above, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2011. The discount rates used are 2.60 percent for 10 years and 4.10 percent thereafter.

(9)

In the event of a change in control and termination of employment, Ms. Brillon would be compensated based on additional service for purposes of her DC Pension Plan participation of 24 months. The incremental lump sum DC pension value is equal to eight percent of two times base salary plus HPR Award (capped at 40 percent of base salary).

(10)

In the event of a change in control and termination of employment, Messrs. Graham, Oliver, or Wojahn (as applicable), each would have been credited with additional pensionable service of 24 months. The calculation of their respective five-year final average pensionable earnings is based on their base salary plus HPR Award (capped at 40 percent of base salary) for this additional period. The early retirement reduction factor applicable under the Supplemental DB Pension Plan is calculated at the age they would have attained at the end of such period. The incremental lump sum DB pension value is equal to the difference between the actuarial present values of their accrued DB pension, as modified above, less the accrued DB pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2011. The discount rates used are 2.60 percent for 10 years and 4.10 percent thereafter.

(11)	Does not include Mr. Wojahn’s 2011 Project Allowance, Foreign Service Premium or Commodity and Services Allowance. See “Summary Compensation Table”, Note (5).

The HRC Committee reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2011. Based on that review and discussion, the HRC Committee recommended to the Board that this Statement of Executive Compensation be included in the Information Circular for the 2012 Annual Meeting.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN (“ESOP”)

Encana’s ESOP has been approved by our shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term incentive element in the overall compensation of our executive officers and eligible employees. As at February 28, 2012, approximately 53 percent of our employees were participants in the ESOP.26

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the ESOP and any option granted thereunder. The HRC Committee also has the discretion to attach TSARs to the stock options.

Common Shares Reserved

As at February 28, 2012, there were 32,780,138 stock options outstanding under the ESOP and 15,836,721 stock options available for grant, representing approximately four percent and two percent, respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to a stock option which expires or terminates without having been fully exercised may be made the subject of a further stock option under the ESOP.

The ESOP includes provisions that generally mirror the insider restrictions as set out in the TSX Company Manual, which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

Grant of Stock Options, Exercise Price, Vesting and Expiry

Stock options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of stock options granted under the ESOP are determined by the HRC Committee and set out in the ESOP and a corresponding Stock Option Grant Agreement with the recipient.

The exercise price of a stock option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the grant of the stock option is made, or where the grant of a stock option is within a trading blackout period imposed by the Corporation (“Blackout Period”), then using the closing price of a board lot of Common Shares on the first full trading day immediately following the end of the Blackout Period or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded. The stock option grant is effective the following trading day (the “Grant Date”).

Each stock option (unless terminated sooner in accordance with its terms) shall be exercisable during such period, not exceeding five years from the Grant Date, as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, stock options could be granted for a period of up to ten years from the Grant Date. Stock options currently outstanding under the ESOP have a term of five years and vest, 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary of grant and an additional 40 percent on the third anniversary of the grant.

Under the terms of our standard Stock Option Grant Agreement, upon termination of employment other than by death or retirement, the optionholder has until the earlier of 60 trading days or the stock option expiry date to exercise any vested unexercised stock options. In the case of death or retirement before age 60, the optionholder (or the optionholder’s estate) has six months or the option expiry date to exercise any vested unexercised stock options. In any of these events, any stock options that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the case of death or retirement after age 60, the optionholder (or the optionholder’s estate) remains eligible to exercise any vested stock options, and any unvested stock options as of the date of death or retirement continue to vest until the expiry date.

[26]

Employees of U.S. subsidiaries, including two of our executive officers, receive SARs under our ESAR Plan. These SAR grants are in lieu, and intended to mirror the economic characteristics of, stock option grants under our ESOP.

In 2011, eligible participants under the ESOP received a grant of stock options subject to the above exercise and vesting conditions.

TSARs

All stock options granted and currently outstanding under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her stock option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana’s discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the stock option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and become available for new stock option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

A stock option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of a stock option. Nothing in the ESOP or in any Stock Option Grant Agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of a stock option, the number of Common Shares delivered to an optionholder upon exercise of a stock option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to stock options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of stock options if they expire during or shortly after a Blackout Period. If the exercise period of a stock option expires during or within 10 business days following a Blackout Period, then the exercise period of such stock option shall be extended to the date which is 10 business days after the last day of the Blackout Period (“Blackout Extension Period”).

Specific Amendment Provision

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, provided; however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any stock option previously granted to the optionholder under the ESOP. Furthermore, approval by Encana’s shareholders will be required for amendments that relate to:

(a)	any increase in the number of shares reserved for issuance under the ESOP;
(b)	any reduction in the exercise price or cancellation and reissue of stock options;
(c)	any extension of the term of a stock option beyond the original expiry date, except as permitted under the Blackout Extension Period;
(d)	any extension to the length of the Blackout Extension Period;
(e)	the inclusion of non-employee directors as eligible participants under the ESOP;
(f)	any allowance for the transferability of stock options (other than upon death of an optionholder); or
(g)	amendments required to be approved by shareholders under applicable law.

Replacement Stock Options

As part of the Arrangement which split Encana and Cenovus into two independent, publicly traded companies, original pre-Arrangement Encana stock options were exchanged for the grant of an Encana Replacement Option and a Cenovus Replacement Option (collectively, the “Replacement Options”). Pursuant to the Arrangement, the exercise price of original pre-Arrangement Encana stock options was apportioned between the Encana Replacement Options and Cenovus Replacement Options using a valuation formula based on the one day volume weighted average TSX trading price of a common share of each of: (i) “original” pre-Arrangement Encana; (ii) “new” (or post-Arrangement) Encana (as traded on a “when issued” basis) and (iii) Cenovus (as traded on a “when issued” basis) on December 2, 2009.

In 2007, 2008 and 2009, eligible participants under the ESOP received two-thirds of their stock option grant in the form of performance-based stock options. As a result, Encana Replacement Option grants to our employees, including our executive officers, consist of: (i) one-third time-based stock options; and (ii) two-thirds performance-based stock options which are subject to both time-based and performance-based vesting conditions.

Encana Replacement Options vest on a schedule of 30 percent on the first and second anniversaries of the Grant Date respectively, and the remaining 40 percent on the third anniversary. Vesting of performance-based Encana Replacement Options is also subject to the achievement of certain specified LTI Recycle Ratio thresholds established prior to the Arrangement which are assessed by the HRC Committee on an annual basis. The remaining (non-performance vesting) terms and conditions of Encana Replacement Options are similar to those described in the ESOP discussion above. The vesting thresholds, based on LTI Recycle Ratio, for performance-based Encana Replacement Options are illustrated in the following table:

Encana Replacement Options Performance-Based Vesting Thresholds
LTI Recycle Ratio	Replacement Options to Vest (%)
3.0 or Greater	100
2.0	50
1.0 or Less	0
Between 1.0 and 3.0	Vesting occurs on a linear basis; corresponding portion vest; remainder are forfeited.

Where the above LTI Recycle Ratio thresholds are not met in a particular year, the corresponding numbers of performance-based Encana Replacement Options do not vest and are forfeited and cancelled. In February 2011, the HRC Committee approved a 2.80 LTI Recycle Ratio in respect of the third and second tranche of 2008 and 2009 performance-based Encana Replacement Options, respectively. In February 2012, the HRC Committee approved an LTI Recycle Ratio of 2.70 in respect of the third and final tranche of the 2009 performance-based Encana Replacement Option grant. The following table outlines the respective proportion of performance-based Encana Replacement Options originally granted in 2008 and 2009 that have vested or been forfeited based on the respective LTI Recycle Ratios approved by the HRC Committee in each year.

	2008 LTI Grant (Performance-based Options)		2009 LTI Grant (Performance-based Options)
	% Vested	% Forfeited	% Vested	% Forfeited
1st Tranche 30% of Grant	62.5%	37.5%	80%	20%
	(2.25 Recycle Ratio)		(2.60 Recycle Ratio)
2nd Tranche 30% of Grant	80%	20%	90%	10%
	(2.60 Recycle Ratio)		(2.80 Recycle Ratio)
3rd Tranche 40% of Grant	90%	10%	85%	15%
	(2.80 Recycle Ratio)		(2.70 Recycle Ratio)

See “Treatment of Encana Employees and Benefit Plans – Options” in the Arrangement Information Circular dated October 20, 2009 which is available on SEDAR at www.sedar.com.

The foregoing amendments were approved in accordance with the specific amendment provision contained in our ESOP and did not require shareholder approval.

PERFORMANCE SHARE UNIT PLAN (“PSU PLAN”)

In February 2010, the Board approved the current PSU Plan. The purpose of the PSU Plan is to promote an alignment of the interests of our shareholders and employees and to associate a portion of eligible employees’ compensation with Encana’s performance over the mid to longer term. Grants of PSUs were made under the PSU Plan to our executive officers and eligible employees in 2010 and 2011.

Administration

The PSU Plan is administered by the HRC Committee, which has the authority to interpret the PSU Plan, including in respect of any PSU granted thereunder. The PSU Plan may be amended or terminated at any time by the Board in whole or in part. Under the PSU Plan, the HRC Committee has discretion to settle any vested PSUs in cash or in Common Shares. The HRC Committee has determined that any vested PSUs in respect of 2010 and 2011 PSU grants will be settled in cash.

Grant of PSUs, Vesting and Expiry

The 2010 and 2011 PSU grants are comprised of three tranches, assessed annually by the HRC Committee to determine vesting eligibility based on the following schedule: 30 percent on the first anniversary of grant; 30 percent on the second anniversary; and 40 percent on the third anniversary of the grant date. Vesting and payout of any PSUs deemed by the HRC Committee to be eligible to vest based on performance (“Eligible PSUs”) is deferred until three years following the date of grant (the “PSU Vesting Date”). PSUs granted are subject to a three-year term.

Vesting eligibility of a particular PSU tranche is determined annually by the HRC Committee based on Encana’s achievement of specified performance thresholds based on LTI Recycle Ratio. PSUs deemed to be Eligible PSUs are held in a notional PSU account pending the PSU Vesting Date. PSUs deemed ineligible to vest are forfeited and cancelled. Each Eligible PSU is attributed a notional value based on the average closing price of Common Shares on the TSX over the last 20 trading days of the performance year measured. For U.S. employees, the average closing price on the NYSE over the same period is used. This notional cash value is recorded in an employee PSU account until the PSU Vesting Date.

Eligible PSUs attract dividend equivalent PSUs before being converted into a notional cash value. Eligible PSUs cease to attract dividend equivalent PSUs once converted into a notional cash value. PSUs deemed ineligible to vest, which are forfeited and cancelled do not attract dividend equivalent PSUs. The HRC Committee has the discretion to attribute a nominal form of interest to the Eligible PSUs balance held in employees’ PSU accounts until the PSU Vesting Date.

Under the PSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a pro-rata payment representing the value of PSUs deemed Eligible PSUs during the period between the PSU grant date and the date of death or retirement (as applicable). PSUs deemed ineligible to vest during this period, or deemed ineligible to vest thereafter, are forfeited and cancelled. In the case of death or retirement following age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a payment representing the value of the PSUs deemed Eligible PSUs during the three-year grant period. PSUs deemed ineligible to vest during this period are forfeited and cancelled.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the PSU Vesting Date to receive any payout or distribution in respect of the Eligible PSUs.

For more detailed information regarding the PSU Plan, including the vesting criteria used by Encana to determine PSU vesting eligibility, please see “Statement of Executive Compensation – Compensation Discussion and Analysis – Our Long-Term Incentive (“LTI”) Program” on pages 36 to 38.

RESTRICTED SHARE UNIT PLAN (“RSU PLAN”)

On February 8, 2011, the Board approved the adoption of the RSU Plan. In 2011, eligible employees, including our executive officers, were granted Restricted Share Units (“RSUs”) under the RSU Plan. An RSU is a conditional grant to receive upon vesting, a Common Share or the cash equivalent (or a combination thereof), as determined by the HRC Committee, and in accordance with the terms of the RSU Plan and corresponding RSU Grant Agreement. One RSU is notionally equivalent to one Common Share.

Administration

The RSU Plan is administered by the HRC Committee who has authority to interpret the RSU Plan, including any questions in respect of any RSU granted thereunder. The RSU Plan may be amended or terminated at any time by the Board in whole or in part.

Under the RSU Plan, the HRC Committee has the discretion to settle any vested RSUs in cash or in Common Shares (or a combination thereof). In 2011, the HRC Committee determined that any RSUs which vest on the RSU vesting date in 2014 will be settled in cash.

Vesting and Expiry

RSUs vest three years from the date of the grant, provided the optionholder remains actively employed with Encana on such date (“RSU Vesting Date”). RSUs which do not vest are forfeited and cancelled. In the event cash dividends are paid on the Common Shares, additional RSUs are credited to the optionholder’s account in accordance with the RSU Plan. These additional RSUs vest and are paid to the optionholder at the same time as the RSUs to which they relate. Upon vesting, each RSU paid out in cash will have a value equal to the closing price of a Common Share on the trading day immediately prior to the RSU Vesting Date.

Under the RSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, unless otherwise determined by the HRC Committee, the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a pro-rata payment representing the value of the vested RSUs during the period between the RSU grant date and the date of death or retirement (as applicable). In the case of death or retirement following age 60, unless otherwise determined by the HRC Committee, the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a payment representing the value of the vested RSUs on the applicable RSU Vesting Date.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the RSU Vesting Date to receive any payout or distribution in respect of the vested RSUs.

For more detailed information regarding the RSU Plan, please see “Statement of Executive Compensation – Compensation Discussion and Analysis – Our Long-Term Incentive (“LTI”) Program” on pages 36 to 38.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2011, there was an aggregate of 37,680,491 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	37,680,491	$30.24	10,936,368
Equity compensation plans not approved by securityholders	None	None	None

Total	37,680,491	$30.24	10,936,368

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Encana’s Objectives

Encana, its Board of Directors and its management are committed to attaining the highest standards of corporate governance. Encana believes that strong corporate governance practices are good for Encana’s business which translates into enhanced shareholder value. Encana maintains a comprehensive and multi-faceted corporate governance program which is designed to work as a system to achieve this objective. Encana continually assesses and updates its practices where necessary to help ensure the continued achievement of the objective. Encana fully complies with all applicable regulatory requirements concerning corporate governance.

Encana has many stakeholders who impact, and are impacted by, our business and operations. These stakeholders include shareholders, employees, contractors, landowners and their neighbours and local communities, Aboriginal communities, governments and regulators, financial institutions, private sector partners and competitors, and non-governmental and community organizations.

Encana’s corporate governance practices are a component of our larger corporate social responsibility program. While our corporate governance and other practices are designed to ensure that Encana complies with applicable legal requirements, these corporate governance practices and our larger corporate social responsibility program are also aimed more broadly at enhancing stakeholder confidence. We believe that this can be achieved in part by demonstrating to stakeholders that Encana operates responsibly and ethically as a good neighbour and corporate citizen. Encana believes that enhancing stakeholder trust and confidence will result in enhanced shareholder value. This can come in many different ways, including enhanced access to lands, contractors and equipment, a higher level of trust by, and smoother interactions with regulators and governments and improved relations with Aboriginal communities, non-governmental and community organizations.

Ensuring that our stakeholders know who we are and what to expect from us is crucial to our success. We are committed to working with stakeholders in an honest, transparent and respectful manner, listening to their concerns and working together to find solutions. Open dialogue with stakeholders enables good decision making, helps identify and resolve issues and builds strong relationships. Effective stakeholder engagement at Encana is about building trust, communication, and collaboration. Our approach is generally tailored to meet the individual needs of our stakeholders through a wide variety of communication methods. For example, in 2011 Encana’s U.S. subsidiary engaged in extensive stakeholder surveys across our U.S. resource plays, including DJ Basin, Haynesville, North Rockies/Wyoming, Piceance Basin, and Texas and in 2010 Encana conducted stakeholder surveys in northwest Alberta and northeast British Columbia. The results of these surveys will provide important benchmarks of stakeholder engagement and help to steer communications and engagement priorities for 2012.

Encana’s focus on being a leader in governance and corporate social responsibility has been recognized in a number of areas, by a number of organizations. Recent examples include:

•

Encana was named to the 2011 Carbon Disclosure Leadership Index for Canada in recognition of our leadership in the reporting of greenhouse gas (GHG) emissions. Encana was one of 20 Canadian companies recognized for exceptional levels of climate change disclosure.

•

Encana was named to the 2011 Dow Jones North America Sustainability Index, again ranked among the top in our industry. With a score of 67 overall in this year’s Dow Jones Sustainability Index assessment, Encana performed 32 percent above the industry average for oil and gas producers and remained strong or improved in the areas of risk management, stakeholder engagement, social impacts on communities and occupational health and safety. Encana also received favourable scores for corporate governance and strong environmental policies and reporting.

•

Encana was the only North American oil and gas company evaluated by the Natural Value Initiative, a multi-stakeholder collaboration between international non-governmental organizations, socially responsible investment organizations and academic stakeholders. We compared favourably to our international oil and gas producers and were recognized by the Natural Value Initiative as a “company engaged and actively managing” biodiversity risks and impacts.

•

Encana was named among the top Canadian firms on Corporate Knights Magazine’s 2012 Global 100 Most Sustainable Corporations in the world list. The list includes companies from 22 countries encompassing all economic sectors, with collective annual sales in excess of $3 trillion and five million employees.

•

Encana was named one of Alberta’s Top 55 Employers in 2012, recognizing it as an employer in the oil and gas industry offering an exceptional place to work. Employers are evaluated by the editors of Canada’s Top 100 Employers using the same criteria as the national competition: (1) Physical Workplace; (2) Work Atmosphere & Social; (3) Health, Financial & Family Benefits; (4) Vacation & Time Off; (5) Employee Communications; (6) Performance Management; (7) Training & Skills Development; and (8) Community Involvement. Employers are then compared to other organizations in their field to determine which offers the most progressive and forward-thinking programs.

•

Encana was named as one of the Ethisphere Institute’s World’s Most Ethical Companies for 2012. The award is a recognition of Encana’s commitment to ethical leadership, compliance practices, and social responsibility. The 2012 rating was highly competitive and the winners represent the highest echelon of corporate ethics and compliance.

Corporate Governance Regulatory Compliance

In Canada, the Canadian securities regulatory authorities (the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the NCG Committee. Comments are also included regarding certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 (“NI 52-110”). Encana’s approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 11 directors, 10 of whom are independent directors. Of the 10 directors standing for election at the Meeting, nine are independent. Mr. Eresman, Encana’s CEO, is the only current and proposed Board member who is a member of Encana’s management.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships. The Board has determined that Mr. Eresman is not independent due to his position as CEO.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with Encana which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Chairman of the Board, Mr. O’Brien, is independent. Pursuant to Encana’s By-Laws, the Chairman and the Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chairman of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The affected director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Board Tenure

The Board has a mandatory retirement age restriction whereby after reaching the age of 71 a director shall not stand for re-election, and shall retire from the Board of Directors at the next annual shareholders’ meeting.

Board Meetings

In 2011, Encana held eight Board meetings and 20 Committee meetings. The overall combined attendance by Encana directors at both Board and Committee meetings was 98 percent. Encana’s directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2011, there were six Board meetings and 17 Committee meetings which had in-camera sessions. The attendance record of each director is described in “Purposes of the Meeting – Election of Directors – Nominees for Election”.

All directors attended the 2011 Annual Meeting of Shareholders held on April 20, 2011.

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana’s directors. Other public company board memberships held by director nominees of Encana are described in “Purposes of the Meeting – Election of Directors – Nominees for Election”. Directors who serve together on other boards are Messrs. O’Brien and Woitas who are directors of Enerplus Corporation. The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of Encana.

BOARD OF DIRECTORS’ MANDATE

The Board has adopted a written mandate which is attached as Appendix B. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the CEO and monitoring the CEO’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management’s performance and total compensation against the combined set of objectives contained in the annual budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

Encana’s Strategic Plan

The Board is responsible for the annual review and approval of Encana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews with management all materials relating to the strategic plan and receives updates from management on the strategic plan throughout the year. Management must seek Board approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website www.encana.com. Encana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA (“SEDAR”) located at www.sedar.com and by the SEC (“EDGAR”) located at www.sec.gov.

The Board receives regular reports on key communications issues. Shareholders may contact Encana using:

•	Comments via email to investor.relations@encana.com;

•

Encana’s Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

•	Encana’s transfer agent, CIBC Mellon via www.canstockta.com[27] or by telephone at 1-866-580-7145 (toll-free in North America).

Expectations of Directors

The Board of Directors’ Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, the objective of which is to enhance Encana’s shareholder value as previously discussed in this Statement of Corporate Governance section. This includes appropriate practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the Practice, and approves any waivers of the Practice for officers and directors.

POSITION DESCRIPTIONS

Encana has written guidelines for the President & Chief Executive Officer, the Chair of the Board and each Committee Chair which are available on our website www.encana.com. The Board is responsible for monitoring the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the CEO’s compensation and evaluates the CEO’s performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management’s authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities, and for the continued development of existing members of the Board.

[27]	Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company.

Orientation

Encana has a formal program for new directors, which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing Encana’s strategic planning materials, directors’ information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chairman of the Board, President & Chief Executive Officer, or any other director.

Continuing Education

We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of Encana’s business environment. Opportunities provided during 2011 included:

•	Providing Board members with a quarterly update on Encana’s operations, divisions and supply chain management.

•	Providing Board members with a quarterly overview of risks, including a formal risk report.

•	Providing Board members with a quarterly overview of market fundamentals, including analyses of commodity prices and basis differential projections, and their potential impacts.

•

Conducting an annual, formal Board strategy session which typically includes expert third party presentations on matters relating to the Corporation’s strategic plan. In 2011, the Board received presentations from:

•	Michael Zenker, Managing Director, Commodities Research for Barclays Capital on “The Impact of Producer Behaviour on the Medium Term Gas Market”; and

•	Peter Tertzakian, Chief Energy Economist of ARC Financial Corp. who provided a ten-year outlook for oil and gas fundamentals.

•	Attending at the Reserves Committee meeting by non-Committee members who are interested in a more in-depth discussion of reserves.

•

Touring the Horn River basin development, with a focus on Encana’s hydraulic fracturing operations and an overview tour of the Debolt Water Treatment Plant to see how Encana sources and handles the water required for fracturing in its operations.

In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of Encana. All such external programs are approved through the Chairman of the Board.

Skills

The following table represents the depth of experience and expertise represented by directors currently standing for election to the Board in the areas identified by the Board as important to the organization.

(1)	Experience in the financial services area or experience overseeing complex financial transactions or experience on an Audit Committee

(2)	Experience in the areas of environment, health & safety

(3)

Audit committee financial expert as defined by the United States Securities Exchange Act of 1934 (please refer to the audit committee financial expert definition under the Audit Committee section starting on page 63)

(4)	Experience overseeing governance practices – may have gained experience through work on Corporate Governance Committee or through experience as a senior executive of a major public company

(5)	Experience overseeing compensation design which may have been gained through experience as a senior executive of a major public company or through work on a Human Resources and Compensation Committee

(6)	Experience with mergers, acquisitions and/or divestitures for a major public company

(7)	Experience with various aspects of natural gas operations, including exploration, marketing and production

(8)	Experience working with local, provincial, national or international governments or gained public relations or government experience as a senior executive in a major public company

(9)	Experience with reviewing externally disclosed natural gas reserves and resources data and reserves and resources data of independent qualifying reserves evaluators

(10)

Experience identifying principal corporate risks to ensure management implements the appropriate steps to manage and mitigate risks as a senior executive in a major public company or gained experience as a member of a risk committee

ETHICAL BUSINESS CONDUCT

Encana has a Corporate Constitution (“Constitution”) which sets out the basis on which we will operate as a high performance, principled corporation. The Constitution and Encana’s Corporate Responsibility Policy establish our commitment to conducting business ethically and legally. To provide further guidance in this regard, Encana has a written Business Conduct & Ethics Practice (the “Practice”).

The Practice applies to all officers and employees (collectively, “staff”), contractors and directors. The Practice makes specific reference to the protection and proper use of Encana’s assets, conflicts of interest, fair dealings with our stakeholders and compliance with laws and regulations. All staff, contractors and directors of Encana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

Any waiver of the Practice for officers or directors may only be made by the Board and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee and the Audit Committee receives reports on the nature and status of ongoing investigations and the resolutions of any investigations relating to the same. The Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee receives a quarterly summary on the nature and status of all ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board.

Encana has a twenty-four hour per day toll-free Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS Committee at regularly scheduled Committee meetings. The Audit Committee receives an Integrity Hotline report which relates to accounting, internal accounting controls or auditing matters.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana’s executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director’s potential conflict with the President & Chief Executive Officer; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting or applicable portion of the meeting.

Encana also has a Policy on Disclosure, Confidentiality & Employee Trading that governs the conduct of all staff, contractors and directors and Restricted Trading & Insider Guidelines for directors and senior officers.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Investigations Practice, Integrity Hotline, the Practice and the President & Chief Executive Officer General Guidelines are available on our website www.encana.com.

NOMINATION OF DIRECTORS

The NCG Committee is comprised exclusively of independent directors. The NCG Committee Mandate establishes the NCG Committee’s purpose, including assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee gives consideration to the appropriate size of the Board. The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates.

CORPORATE GOVERNANCE

The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee reviews on a periodic basis the mandates of the Committees of the Board and makes recommendations to the Board, as appropriate, with respect to such mandates.

The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The HRC Committee is comprised exclusively of independent directors. The HRC Committee Mandate establishes the responsibilities of the HRC Committee which includes engaging outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee has two primary functions:

•

to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance against those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation; and

•	to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of the Corporation’s pension and investment plans.

The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chairman of the Board. See “Director Compensation” for information relating to the compensation received by the directors in 2011.

The HRC Committee has retained Meridian to provide the HRC Committee with independent compensation consulting advice. Pursuant to their engagement, Meridian advises the HRC Committee in respect of executive compensation practices, executive compensation plan design, market trends and regulatory considerations.

The engagement of an independent compensation advisor provides the HRC Committee with additional expertise and a broader independent perspective on compensation plans and executive compensation. Meridian takes direction from and reports directly to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair approves all compensation paid to Meridian for their advisory services. Meridian has been retained directly by the HRC Committee and does not provide any other services to Encana. Encana has, however, formerly purchased certain publications and surveys from Meridian’s predecessor, Hewitt Associates.

Towers advises Encana on compensation and pension matters, including in respect of executive compensation. Towers also provides updates to Encana on trends and best practices in the area of human resources and advises Encana on the design of compensation plans. Annually, Towers provides management a competitive analysis with respect to compensation of executive officers. In addition, Towers:

•	conducts compensation and workforce surveys, in which Encana participates, and advises on compensation and related matters;

•	serves as actuary and consultant for Encana’s Canadian Pension Plans; and

•	serves as asset management consultant for Encana’s Canadian pension and investment plans.

The HRC Committee has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana’s financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

•	an understanding of financial statements and, in the case of Encana, Canadian generally accepted accounting principles;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Two Audit Committee members, Ms. Peverett and Mr. Waterman, have been determined by the Board to be “audit committee financial experts” as that term is defined by the SEC.

The Audit Committee Mandate sets out the Audit Committee’s duties and responsibilities including the following:

•	reviewing and approving management’s identification of principal financial risks and monitoring the process to manage such risks;

•	overseeing and monitoring our compliance with legal and regulatory requirements;

•	receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

•

overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•	overseeing audits of Encana’s financial statements;

•	overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

•	providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

•	reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

For the year ended December 31, 2011, the Board and the Audit Committee have reviewed the Audit Committee Mandate and determined no changes were required.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana’s internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on our control environment as it pertains to Encana’s financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana’s Audit Committee and a copy of the Audit Committee Mandate, please see pages 26 to 27 and Appendix E of our Annual Information Form dated February 23, 2012 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves and economic contingent resources evaluated by independent qualified reserves evaluators (“IQREs”). The Reserves Committee is comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board Committees of the Board and each director. In prior years, to assist the Chair in his review, each director completed an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires were used every two years and more abbreviated forms were used in alternating years. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions. In 2011 the Board replaced the abbreviated questionnaire with a focused discussion on Board and Committee effectiveness, and ways in which it could be improved. The Board addressed a number of themes including with respect to strategy setting, Board and Committee functioning, risk governance, corporate governance, succession planning and director development. Key take-aways from this process will be used to refine several Board and Committee accountabilities and processes.

The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee’s assessments.

KEY GOVERNANCE DOCUMENTS

There are many policies, practices and mandates that support the corporate framework at Encana. The following documents constitute key components of Encana’s corporate governance and corporate responsibility system and can be found on our website www.encana.com

•	Business Conduct & Ethics Practice
•	Corporate Constitution
•	Corporate Responsibility Policy
•	Environment Policy
•	Health & Safety Policy
•	Board of Directors’ Mandate
•	Chair of the Board of Directors and Committee Chair General Guidelines
•	President & Chief Executive Officer General Guidelines
•	Audit Committee Mandate
•	Corporate Responsibility, Environment, Health and Safety Committee Mandate
•	Human Resources and Compensation Committee Mandate
•	Nominating and Corporate Governance Committee Mandate
•	Reserves Committee Mandate

OTHER MATTERS

Encana’s management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2013 is December 7, 2012. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live audio webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our consolidated interim and annual financial statements and Management’s Discussion and Analysis thereon, and our latest Annual Information Form dated February 23, 2012, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

We will provide, without charge to a securityholder, a copy of Encana’s latest Annual Information Form and any documents incorporated therein by reference, our 2011 Annual Report to shareholders containing the Consolidated Financial Statements for 2011 together with the Auditor’s Report thereon and Management’s Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to Investor Relations, Encana Corporation, 1800, 855 – 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please contact Phoenix, our proxy solicitation agent, at:

North America Toll Free Number: 1-800-926-4985

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorypartners.com

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

February 28, 2012

Jeffrey G. Paulson

Vice-President, Associate General Counsel

& Corporate Secretary

APPENDIX A

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”). As such, certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in this Information Circular. Additionally, certain reserves and oil and gas information disclosure has been provided in accordance with U.S. disclosure requirements.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•	the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

•	the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average prices which are held constant;

•	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

•	the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis; and

•	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

For additional information with respect to the differences between NI 51-101 requirements and U.S. requirements, please refer to Encana’s Annual Information Form dated February 23, 2012.

Certain crude oil and natural gas liquids volumes have been converted to thousands of cubic feet equivalent (“Mcfe”), billions of cubic feet equivalent (“Bcfes”) or trillions of cubic feet equivalent (“Tcfes”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Mcfe, Bcfe and Tcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES

Encana’s financial statements for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards, which comprise Canadian generally accepted accounting principles (“GAAP”). This Information Circular, however, contains references that do not have any standardized meaning as prescribed by accounting policies and, therefore, are considered non-GAAP measures. These non-GAAP measures include cash flow, operating earnings, free cash flow, capitalization, adjusted EBITDA and debt adjusted cash flow, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital.

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

Free Cash Flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization, debt to adjusted EBITDA and debt to debt adjusted cash flow are three ratios that management monitors as indicators of the company’s overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses, impairments and unrealized hedging gains and losses.

Debt adjusted cash flow is a non-GAAP measure defined as cash flow on a trailing 12-month basis excluding interest expense after tax.

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APPENDIX B

BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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